   As filed with the Securities and Exchange Commission on October 27, 1995
                                                               Registration No.
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------
                                   FORM S-3
                             REGISTRATION STATEMENT
                                    UNDER
                           THE SECURITIES ACT OF 1933

                                --------------
                             MICRODYNE CORPORATION
            (Exact name of registrant as specified in its charter)

             MARYLAND                                                 52-0856493
   (State or other jurisdiction                                  (I.R.S Employer
of incorporation or organization)                            Identification No.)

                             3601 Eisenhower Avenue
                           Alexandria, Virginia 22304
                                 (703) 739-0500
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ---------------------------
                          William Marshall Ellison, II
                       Assistant Treasurer and Controller
                             Microdyne Corporation
                             3601 Eisenhower Avenue
                           Alexandria, Virginia 22304
                                 (703) 739-0500
          (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ---------------------------
                                  Copies to:

 Curtis M. Coward, Esquire                        Howard L. Shecter, Esquire
 McGuire, Woods, Battle & Boothe L.L.P.           Morgan, Lewis & Bockius LLP
 8280 Greensboro Drive                            101 Park Avenue
 McLean, Virginia 22102-3892                      New York, New York 10178
 (703) 712-5000                                   (212) 309-6030

                         ---------------------------

       Approximate date of commencement of proposed sale to the public:
       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

                         ---------------------------

                        CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                                  Proposed maximum         Proposed maximum
       Title of each class of             Amount to be           offering price per       aggregate offering          Amount of
    securities to be registered           registered                  share(1)                   price            registration fee
-----------------------------------------------------------------------------------------------------------------------------------
  Common Stock, $0.10 par value             4,025,000                  $24.50                 $98,612,500            $34,004.31
===================================================================================================================================

 (1) Estimated solely for purposes of calculating the Registration fee pursuant to Rule 457(c) and based on the average high and low prices of the common stock as reported on October 26, 1995 on the Nasdaq.

       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED OCTOBER 27, 1995

                                3,500,000 SHARES

                             MICRODYNE CORPORATION

                                  COMMON STOCK
                               ------------------

     Of the 3,500,000 shares of Common Stock, offered hereby, 2,000,000 shares are being offered by Microdyne Corporation ("Microdyne" or the "Company") and 1,500,000 shares are being offered by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "MCDY." On October 26, 1995, the last reported sales price of the Company's Common Stock on the Nasdaq National Market was $24.50 per share. See "Price Range of Common Stock."

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                   SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                             ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================================================
                                                                                             Proceeds to
                            Price to          Underwriting         Proceeds to                 Selling
                              Public          Discount (1)          Company (2)              Stockholders
--------------------------------------------------------------------------------------------------------------
                                                                                              <
Per Share . . . . . .          $                  $                    $                        $
Total (3) . . . . . .      $                   $                    $                         $
==============================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other information.
(2)      Before deducting expenses of the offering payable by the Company
         estimated at $             .
(3) A Selling Stockholder has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 525,000 additional shares of Common Stock for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds
         to Selling Stockholders will be $                , $ , and $
         , respectively.  See "Underwriting."

                             ------------------

     The shares of Common Stock are offered severally by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel, or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of the certificates
representing the shares will be made against payment on or about         , 1995
at the office of Oppenheimer & Co., Inc., Oppenheimer Tower, World Financial Center, New York, New York, 10281.

                             ------------------
OPPENHEIMER & CO., INC.
                           SCHRODER WERTHEIM & CO.
                                                       TUCKER ANTHONY
                                                        INCORPORATED

              The date of this  Prospectus  is             , 1995


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                               [ARTWORK TO COME]





IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) AND THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

                     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all financial and share information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Beginning with the fiscal year ended October 1, 1995 ("fiscal 1995"), the Company's fiscal year is a 52/53 week year ending on the Sunday nearest the last day of September in each year. References to fiscal years prior to fiscal 1995 mean the fiscal years ended September 30 (e.g., "fiscal 1994" is the fiscal year ended September 30,
1994).

                                  THE COMPANY

                     Microdyne Corporation ("Microdyne" or the "Company") designs, manufactures, markets and supports a broad line of data communications hardware products that enable local area network ("LAN") and remote network access communications. The Company has established itself as a leading supplier of LAN adapter cards which provide the essential connection between computers (including personal computers, file servers, minicomputers and mainframe computers) and the network. The Company's products support all established computer bus structures, wiring systems, and network topologies, including Ethernet, Fast Ethernet and Token Ring. The Company also sells a line of products directed to the emerging remote access market permitting both dial-up access to LANs and LAN access to remote data bases. The Company believes that its products provide a combination of reliable, high performance, fully featured solutions at attractive prices.

                     Networks began as a way to perform file and print sharing functions among users on the LAN and have evolved to become an essential element to organizational productivity, delivering critical applications to network users. The networking of each personal computer ("PC") requires the purchase of a LAN adapter card. There are numerous types of adapter cards based on LAN topology, the PC's bus architecture and the physical wiring scheme of the network. According to International Data Corporation ("IDC"), in 1995 there are an estimated 143 million PCs installed in businesses worldwide and 88 million PCs, or 61%, are connected to LANs. By 1999, the installed base of business PCs is expected to rise to 210 million, and 167 million of these PCs, or 79%, are expected to be connected to a network. As user requirements for the network have increased -- including the need for greater throughput speeds and bandwidth -- new bus architectures, network topologies and transmission media have been developed. The resulting upgrade and sale of new PCs, adapter cards and ancillary networking hardware to the installed base have further stimulated growth in the LAN hardware market. The improved price and performance of laptop and notebook PCs, combined with falling telecommunications costs and growth in online services and the Internet, have fueled demand for remote access to and from networks. In response, Microdyne has developed both board- and system-level hardware that facilitate remote connectivity.

                     The Company sells its products through a broad base of leading domestic and international distributors as well as smaller regional distributors. The Company has leveraged Novell Inc.'s ("Novell") position as the dominant supplier of LAN operating system software by licensing the Novell brand name and certain Novell technology for use on many of the Company's networking hardware products. Further, Novell has authorized Microdyne as an original equipment manufacturer ("OEM") supplier of NetWare bundled with Microdyne products to selected distributors that are outside Novell's traditional distribution channel.

                     Microdyne's strategy is to introduce new products and enhance existing products that respond to established market demand, actively manage its distribution channels and marketing programs and maintain a low-cost infrastructure to enable competitive pricing. In addition, Microdyne has enhanced its internal revenue growth with four product line acquisitions since 1994. These acquisitions have leveraged the Company's existing distribution channels and marketing capabilities, created a broader selection of products and facilitated customer transition to new network standards.

                     The Company also manufactures and markets a line of advanced radio receivers for use in aerospace telemetry applications and provides outsourced manufacturer support services. Those two businesses, collectively, represented 17% of Microdyne's revenue for the fiscal year ended October 1, 1995.

                                  THE OFFERING

 Common Stock offered by the Company . . . . . . . . . . . . . . . .  2,000,000 shares
 Common Stock offered by Selling Stockholders  . . . . . . . . . . .  1,500,000 shares
 Common Stock to be outstanding after the Offering . . . . . . . . .  14,789,666 shares(1)
 Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . .  For repayment of all outstanding bank debt, working capital and other general corporate
                                                                      purposes.  A portion of the net proceeds
                                                                      may be used for future acquisitions.
 Nasdaq National Market Symbol . . . . . . . . . . . . . . . . . . .  MCDY


                      SUMMARY CONSOLIDATED FINANCIAL DATA


                                                                               Years Ended

                                           -------------------------------------------------------------------------------------
                                             SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,     OCTOBER 1,
                                                 1991(2)            1992              1993              1994            1995
                                           -----------------  ---------------   ---------------   ----------------  ------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)                   (UNAUDITED)
 STATEMENT OF OPERATIONS DATA:
 Revenue . . . . . . . . . . . . . . . . .         $  56,533        $  72,693         $  78,174          $  101,294    $ 170,078
 Gross profit  . . . . . . . . . . . . . .            24,739           31,658            25,649              28,035       52,770

 Restructuring charges . . . . . . . . . .                --            8,503             3,462                 --            --
 Earnings (loss) from operations . . . . .            11,268           (4,441)(3)           (17)              7,799       23,204
 Earnings (loss) from operations before
         provision for income taxes  . . .            10,918           (4,617)             (485)              7,300       20,400


 Cumulative effect of an accounting change                --               --             1,744                 --            --
 Net earnings (loss) . . . . . . . . . . .       $     8,824        $  (2,156)(3)      $  1,511(4)         $  4,599    $  12,594(5)
                                                 ===========      ===========         =========            ========    =========
 Net earnings (loss) per share . . . . . .       $      0.76        $   (0.15)(3)      $   0.10(4)         $   0.35    $    0.96(5)
                                                 ===========      ===========         =========            ========    =========
 Shares used in computing net earnings
   (loss) per share .. . . . . . . . . . .            11,617           14,592            14,428              13,088       13,096
                                                 ===========       ==========          ========            ========    =========


                                                                                                             OCTOBER 1, 1995
                                                                                                      ------------------------------
                                                                                                                            AS
                                                                                                           ACTUAL       ADJUSTED(6)
                                                                                                        ------------   ------------
 BALANCE SHEET DATA:
 Working capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $  40,015     $  71,043
 Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             109,825       136,053
 Long-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              16,999         1,899

 Total stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              38,931        85,059

----------------

(1) Excludes, as of October 1, 1995, outstanding stock options to purchase 660,712 shares of Common Stock at a weighted average price of $5.36 per share.

(2) Data for the period prior to June 21, 1991 are for Federal Technology Corporation, a predecessor company. See "The Company."

(3) Includes a restructuring charge of $8,503 for the de-emphasis of certain networking products and other Company operations. Excluding such restructuring charge, Microdyne's earnings from operations would have been $4,062, net earnings would have been $3,094 and net earnings per share would have been $0.21.

(4) Includes a restructuring charge of $3,462 and applied to pre-tax income and the benefit of an accounting change in the amount of $1,744. Excluding this charge and benefit, Microdyne's net earnings would have been $1,905 and net earnings per share would have been $0.13.

(5) Includes a litigation settlement of $875 applied to non-operating expense. Excluding such settlement, net earnings would have been $13,202 and net earnings per share would have been $1.01.

(6) Adjusted for the sale by the Company of 2,000,000 shares of Common Stock offered hereby at the assumed public offering price of $24.50, less underwriting discount and estimated offering expenses payable by the Company, and the application of the estimated net proceeds as described in "Use of Proceeds."

                                  RISK FACTORS

                      The Common Stock offered hereby involves a high degree of risk. In evaluating an investment in the Common Stock, prospective investors should consider carefully the following risk factors in addition to the other information presented in the Prospectus.

                     New Product Development and Rapid Technological Change. The market for Microdyne's products is characterized by rapidly changing technology, evolving industry standards and frequent introductions of new products and enhancements. As a result, Microdyne's future success will depend in part on its ability to enhance existing products and to introduce new products on a timely basis. The inability of the Company to develop new products or enhance existing products in a timely manner in response to changing technology, industry standards or customer requirements would have a material adverse effect on the Company. The introduction of new or enhanced products also requires the Company to manage the transition from older products to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. The failure to manage any such transition successfully would have a material adverse effect on the Company.

                     Highly Competitive Environment. The market for
Microdyne's products is highly competitive. The Company believes that its ability to compete successfully depends on a number of factors including price, product features, performance and reliability, name recognition, international certification, the retention of experienced sales, marketing and service organizations, development of new products and enhancements, adherence to rapidly changing industry standards and product introductions and announcements by competitors. In the network products market, the Company competes with a number of vendors, including 3Com Corporation, Standard Microsystems Corporation and Intel Corporation, that have significantly greater financial, marketing, technical and other resources as well as the capacity to obtain components at lower cost either by purchasing large quantities of such components or by fabricating such components in-house. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion and sale of their products or control the timing of, or respond more effectively to, new product introductions. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to address the networking needs of the Company's prospective customers. Increased competition from existing competitors, competitive alliances or new entrants to the market could result in price reductions and loss of market share to the Company, which would have a material adverse effect on the Company. Because Microdyne sells through distributors that also carry competing product lines, rather than directly to end-user customers, the Company is more likely to find its products compared with others on the basis of price, creating greater pressure to reduce prices. There can be no assurance that Microdyne will be able to continue to compete successfully with existing or new competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company. See "Business - Competition."

                     Dependence on Novell. Microdyne derives the majority of its revenues from products sold under license from, or OEM agreements with Novell. In fiscal years 1993, 1994 and 1995, Microdyne's Novell-related revenue accounted for 57%, 47% and 73%, respectively, of total revenue. Most of the Company's adapter cards are marketed under the Novell brand-name and "NE" (for "Novell Ethernet") designation, for which Microdyne pays Novell (under a non-exclusive license) a royalty based on sales into distribution. There can be no assurance that Novell will not withdraw Microdyne's right to use the Novell name and NE designation, change the terms of Microdyne's license in a manner adverse to Microdyne or grant to companies other than Microdyne licenses to use the Novell marks. Microdyne is also dependent upon Novell for the right to sell Novell's NetWare network operating system as an OEM product. Under a 1993 agreement which is renewable annually and terminable at Novell's discretion, Microdyne is authorized to produce and sell NetWare to certain Novell-approved distributors that are permitted to sell NetWare only as a "bundled solution" together with certain Microdyne products, principally adapter cards. There can be no assurance that Novell will not change its distribution policies to permit such distributors to sell NetWare as a stand-alone product, which would adversely affect Microdyne's sales of bundled products. From time to time Novell amends the discount structure granted to Microdyne. These amendments have had an impact on profitability in the past and there can be no assurance that future amendments will not render such sales by Microdyne uneconomic. The Company's business is dependent to a substantial extent on the ability of Novell to maintain a significant market share of the network operating systems software market. Novell faces competition from several sources, including Microsoft Corporation's Windows NT network operating system. The loss by the Company of the right to sell products under the Novell brand-name, the loss of the right to sell NetWare under OEM license, or a substantial decline in Novell's share of the network operating system market would have a material adverse effect on the Company.

                     Reliance on Distributors. Microdyne's networking products ("Networking Products") are sold primarily through distributors, the four largest of which accounted for $52.2 million, or 37% of Microdyne's Networking Products revenue in fiscal 1995. Distributors sell Microdyne's products primarily to Value Added Resellers ("VARs") that, in turn, sell to or install networks for end-user customers. Generally, the Company must manufacture products in advance of orders from distributors and must, therefore, estimate demand as accurately as possible. Accordingly, information regarding VAR and end user demand is very important to the Company because distributors' orders can be expected to largely reflect such demand. However, as a general practice, distributors do not reveal the names of their customers to manufacturers. As a result, Microdyne learns the name of end-user customers only if such customers contact the Company for warranty service, technical support, or of their own volition. Distributors provide certain information regarding their levels of sales to VARs and other customers, called Point of Sale ("POS") data, but such POS information cannot be assured to be either timely or accurate. In this regard, some of the Company's distributors provide only cursory information. In addition, distributors maintain target stocking levels of products, and such targeted levels may change without notice, which could decrease Microdyne's sales in a given period. Moreover, distributors characteristically sell products at a small mark-up to the price from which they are obtained from manufacturers, and terms of sale may influence a distributor's decision to carry certain products. If, based on inadequate POS and end user information, unanticipated distributor targeted stocking levels, unanticipated price competition, or otherwise, the Company is unable to estimate production requirements of its distributors and future sales levels generally, the Company's quarterly results of operations may fluctuate due to production in excess of demand. Moreover, the inability of the Company to timely market such excess inventory on economically viable terms could have a material adverse effect on the Company. On the other hand, if the Company's production is insufficient to satisfy demand, the Company could be adversely affected.

                     Fluctuation in Quarterly Results and Timing of Orders. Microdyne's quarterly operating results depend upon a variety of factors including the timing of significant orders, the timing of product enhancements and new product introductions by Microdyne and its competitors, the pricing of the Company's products, changes in product mix, competitive conditions and general economic conditions. The Company has historically operated with limited backlog because its products are shipped shortly after orders are received, and frequently realizes a substantial portion of its net revenues in the last month of the quarter. As a result, revenue in any period is substantially dependent on orders booked and shipped in the last month of that period. Delays in receipt of end-of-quarter orders in a given quarter may adversely affect the Company's results of operations for that quarter, as the Company's expense levels are based primarily on full-quarter revenue estimates and only a small portion of the Company's operating expenses vary with its revenue. Moreover, Microdyne's revenue may fluctuate based on the level of inventories of the Company's products maintained by the Company's distributors in any particular quarter. Accordingly, the Company may be subject to significant and unanticipated quarter-to-quarter fluctuations.

                      Declining Average Selling Prices. The selling price of computer networking hardware products, including LAN adapter cards, has consistently declined in recent years. To remain profitable, the Company must continually reduce the manufacturing cost of its products, and there can be no assurance that such reductions can be achieved on a regular basis. Even if Microdyne is able to achieve these reductions, gross margins will be subject to pressure should another manufacturer reduce the price of a competing product. When announcements of price reductions are made, Microdyne must choose whether to meet the competitor's new, lower price. If the price is not met, the Company risks losing customers who purchase networking products principally on the basis of price. If the price is met, Microdyne must provide price protection for all unsold inventory, subject to certain limitations, in the hands of distributors and reprice such existing inventory. While the Company maintains financial reserves for price protection that it believes are adequate, there can be no assurance that these reserves will be sufficient. Moreover, there can be no assurance that the Company can reduce manufacturing costs of the affected product line to offset lower selling prices.

                     Dependence on Subcontractors and Suppliers. The Company is dependent on a small number of third-party subcontractors for the manufacture and assembly of substantially all of its networking products. In the event that any of these subcontractors were to become unable or unwilling to manufacture Microdyne's products in required volumes, Microdyne would have to identify and qualify additional subcontractors. The identification and qualification process could be lengthy, and no assurance can be given that any replacement subcontractors will be available to the Company on a timely basis. The failure to identify and qualify replacement subcontractors on a timely basis would have a material adverse effect on the Company. Certain components used in the Company's products are only available from a single supplier or a limited number of suppliers. Each of the Token Ring chip sets used by Microdyne for its IRMAtrac LAN adapter card and the 10/100 ISA chip set used on Microdyne's 10/100 ISA adapter card is available only from a single source. Moreover, Microdyne is subject to long lead times or allocations for certain semiconductor products, including random access memory chips. If Microdyne is unable to obtain sufficient supply of components from its traditional suppliers, it will be required to purchase such components in the open market, typically at a premium to the price normally paid. While the Company believes that it will be able to obtain from its suppliers sufficient quantities of the components the Company requires to satisfy its anticipated needs, there can be no assurance that such supplies will be available at satisfactory prices. The Company generally purchases components pursuant to purchase orders and has no guaranteed supply arrangements with its suppliers. Further, the availability of many of these components is dependent in part on the Company's ability to provide its suppliers with accurate forecasts of its future requirements, which is largely dependent upon the Company's ability to obtain accurate POS data. A reduction or interruption in supply of these components or increases in component costs would have a material adverse effect on the Company.

                     Dependence Upon a Single Customer at Manufacturer
Support Services. The Company's Manufacturer Support Services operation, which provides outsourced telephone technical support, warranty administration and whole unit repair services, has only one customer; a large, multinational electronics manufacturer. The Company's contract with this customer expires at the end of 1995 and is currently being negotiated for an additional five year term. Should that customer terminate its relationship with the Company, the resulting loss of business would have a material adverse effect on the Company.

                     Limited Product Line. Microdyne's product line is focused on hardware products that facilitate local area networking. During the past few years, several companies, including 3Com Corporation, Cisco Systems, Inc., Bay Networks, Inc. and Cabletron Corporation have positioned themselves as providers of complete solutions for the LAN, wide-area network, remote access, and internetwork (the "enterprise-wide" network). These companies market their product families as being optimized to work together, and encourage customers to purchase a single brand of products, including local area networking hardware. Because Microdyne products address only local and remote network functions, an acceleration in the trend toward "enterprise-wide" product purchases may have the effect of curtailing Microdyne's growth.

                     Acquisition Risk. The Company's future success is dependent in part on its ability to acquire technology or products that expand its product lines or that can be used in future product developments or enhancements. Since July 1994, the Company has acquired four product lines. Because these acquisitions have been made only recently, there can be no assurance that the acquired products or technologies will achieve commercial success or be successfully assimilated by the Company. No assurance can be given that past or future acquisitions will produce the anticipated technological enhancements, products or results. In addition, there can be no assurance that acquisition opportunities will be available at prices that are acceptable to the Company.

                     Lack of Proprietary Technology. The Company's success and ability to compete is dependent in part upon its ability to differentiate its products from those of its competitors. The Company does not possess any meaningful combination of patent, copyright or trade secrets that would allow Microdyne to distinguish its products as materially superior to competing products. While the Company does not believe its competitors possess such intellectual property rights, there can be no assurance that the Company's competitors will not independently develop technologies that are substantially superior to the ones used by Microdyne. The Company is also subject to the risk of adverse claims and litigation alleging infringement of the proprietary rights of others. From time to time, the Company has received claims of infringement of other parties' proprietary rights. While the Company is not aware that any of its products infringe any patents, there can be no assurance that third parties will not assert infringement claims in the future with respect to the Company's current or future products or that any pending or future claims will not require the Company to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms. The failure to obtain such royalty or licensing agreements on a timely basis, or the Company's involvement in patent or related litigation, could have a material adverse effect on the Company. See "Business - Patents and Proprietary Rights."

                     Risks Associated with International Operations. The Company expects that revenue outside the United States, which accounted for approximately 35%, 29% and 25%, of net revenue in fiscal 1993, 1994 and 1995, respectively, will continue to represent a significant portion of its total revenue. In addition, the Company purchases components manufactured in China, Malaysia, Singapore and Hong Kong. Sales to customers outside the United States and reliance on foreign suppliers involve a number of risks, including unexpected changes in regulatory requirements and tariffs, possible difficulties in enforcing agreements and intellectual property rights, longer payment cycles, exchange rate fluctuations, difficulties obtaining export licenses, the imposition of withholding or other taxes, embargoes or exchange controls or the adoption of other restrictions on foreign trade. One or more of the foregoing factors could have a material adverse effect on the Company.

                     Dependence on Personnel. Microdyne believes that its future success will depend in large part upon its ability to attract and retain highly skilled engineering, managerial, sales, marketing and operations personnel. Except with regard to the Chief Executive Officer, who entered into a four year employment agreement as of October 24, 1995, the Company does not have employment contracts with its key personnel. Competition for such personnel is intense, especially in the areas of engineering, sales and marketing. The loss of key management or technical personnel would have a material adverse effect on the Company.

                     Management of Growth. Microdyne has recently experienced rapid growth which has placed, and could continue to place, a significant strain on the Company's management, operations and internal systems. The failure of management to effectively manage future growth could have a material adverse effect on the Company.

                     Potential Volatility of Stock Price. The market price of the Company's Common Stock has been, and could be, subject to wide fluctuations in response to, among other things, quarterly fluctuations in operating results, adverse circumstances affecting the introduction or market acceptance of new products or enhancements offered by the Company, failure to meet published estimates of, or changes in earnings estimates by, securities analysts, announcements of new products or enhancements by competitors, sales of Common Stock by existing holders, loss of key personnel, market conditions in the industry, shortages of key components and general economic conditions. In addition, stock prices for many technology companies, including the Company, have experienced significant volatility for reasons unrelated to operating results. These fluctuations could adversely affect the market price of the Company's Common Stock.

                                  THE COMPANY

                     Microdyne was incorporated in Maryland in 1967. On
June 21, 1991 Microdyne acquired all of the outstanding common stock of Federal Technology Corporation ("FTC") in a transaction accounted for as a reverse acquisition in which FTC's sole stockholder acquired voting control of Microdyne (the "FTC Transaction"). Since the FTC Transaction, the Company has operated under the Microdyne name with corporate headquarters in Alexandria, Virginia.

                     FTC was incorporated in Virginia in 1984. Prior to the acquisition of Microdyne, FTC designed and engineered networking systems, provided third-party maintenance of data communications systems, manufactured and distributed hardware- and software-based communications networking products, and performed outsourced technical services. Beginning in 1990, FTC de-emphasized most aspects of its professional services business to concentrate its resources on networking products. Prior to its acquisition, Microdyne designed, manufactured and marketed aerospace telemetry receivers and ancillary equipment; produced earth-station components for satellite communications; manufactured industrial telemetry products; and provided system integration services for satellite-based wide-area networks. All of Microdyne's pre-acquisition activities except those associated with aerospace telemetry were sold or discontinued between 1991 and 1994. Microdyne operates in a single industry segment encompassing three broad areas of technology having data communications as a common element: Networking Products, Aerospace Telemetry and Manufacturer Support Services. Microdyne's corporate headquarters is located at 3601 Eisenhower Avenue, Alexandria, Virginia 22304. The Company's telephone number is (703) 329-3700.

                                USE OF PROCEEDS

                     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company are estimated to be approximately $46.1 million, based on an assumed public offering price of $24.50, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of Common Stock offered by the Selling Stockholders.

                     The Company intends to use approximately $19.9 million of the net proceeds to repay all outstanding bank debt. The outstanding balance and interest rate of such indebtedness was $19.9 million and 7.75%, respectively, at October 1, 1995. Of such indebtedness, $12.0 million was used to acquire the Eagle Technology business from Artisoft, Inc. in January 1995. The Company expects to use the balance of such net proceeds for general corporate purposes, including working capital. A portion of the net proceeds may also be used for the acquisition of businesses, products and technologies. The Company is not currently engaged in active discussions with respect to any significant acquisition and has no commitments or understandings for any such acquisitions, and no portion of the net proceeds has been allocated for any specific acquisition. Pending such uses, the net proceeds to the Company of this offering will be invested in short term, investment grade, interest bearing securities.

                                DIVIDEND POLICY

                     The Company has never paid cash dividends and currently intends to retain its earnings to finance future growth. Therefore, the Company does not anticipate paying any cash dividends for the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of the Board of Directors of the Company and will depend on a number of factors, including the future earnings, capital requirements, financial condition and future prospects of the Company and such other factors as the Board of Directors may deem relevant.

                          PRICE RANGE OF COMMON STOCK

                     The Company's Common Stock is traded on the Nasdaq National Market under the symbol MCDY. The following table sets forth for the fiscal periods indicated the high and low sales prices of the Common Stock, as reported on the Nasdaq National Market.

                                                                                   PRICE RANGE OF
                                                                                     COMMON STOCK

                                                                               ---------------------

                                                                                    HIGH     LOW

                                                                                --------- ---------
 Fiscal Year Ended September 30, 1994:
    First Quarter ended December 31, 1993  . . . . . . . . . . . . . . . .      $   6.500   $   4.000
    Second Quarter ended March 31, 1994  . . . . . . . . . . . . . . . . .          6.250       4.000
    Third Quarter ended June 30, 1994  . . . . . . . . . . . . . . . . . .          5.000       3.375
    Fourth Quarter ended September 30, 1994  . . . . . . . . . . . . . . .          5.500       3.750

 Fiscal Year Ending October 1, 1995:
    First Quarter ended December 31, 1994  . . . . . . . . . . . . . . . .         10.625       4.500
    Second Quarter ended March 31, 1995  . . . . . . . . . . . . . . . . .         15.500      10.125
    Third Quarter ended June 30, 1995  . . . . . . . . . . . . . . . . . .         21.625      13.875
    Fourth Quarter ended October l, 1995   . . . . . . . . . . . . . . . .         26.375      18.875

 Fiscal Year Ending September 29, 1996:
    First Quarter (through October 26, 1995)   . . . . . . . . . . . . . .         31.250      22.250


                     On October 26, 1995, the last reported sales price of the Common Stock on the Nasdaq National Market was $24.50. As of October 1, 1995, there were an estimated 1,600 holders of record of the Common Stock and another 5,300 beneficial holders.


                                 CAPITALIZATION

                     The following table sets forth the capitalization of the Company as of October 1, 1995, and as adjusted to reflect the sale by the Company of 2,000,000 shares of Common Stock hereby, based on an assumed public offering price of $24.50, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by the Company and the application of the estimated net proceeds therefrom.

                                                                                     OCTOBER 1, 1995
                                                                              ------------------------------
                                                                                       (UNAUDITED)
                                                                                  ACTUAL       AS ADJUSTED
                                                                               ------------   --------------
                                                                                     (in thousands)
 Short-term borrowings and current maturities of long-term obligations . .       $   5,483          $   683
                                                                                 =========          =======

 Long-term obligations, net of current maturities  . . . . . . . . . . . .       $  16,999            1,899

 Stockholders' equity:
    Common stock, $.10 par value, authorized 50,000,000 shares,
        12,789,666 issued and outstanding actual;
        14,789,666 issued and outstanding, as adjusted . . . . . . . . . .           1,279            1,479
 Additional paid-in-capital  . . . . . . . . . . . . . . . . . . . . . . .           9,483           55,411
 Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . .          28,169           28,169
                                                                                 ---------         --------
   Total stockholders' equity  . . . . . . . . . . . . . . . . . . . . . .       $  38,931        $  85,059
                                                                                 ---------        ---------
       Total capitalization  . . . . . . . . . . . . . . . . . . . . . . .       $  55,930        $  86,958
                                                                                 =========        =========

                      SELECTED CONSOLIDATED FINANCIAL DATA

                     The following selected consolidated statements of operations data for each of the two years in the period ended September 30, 1994 and the consolidated balance sheet data at September 30, 1994 are derived from consolidated financial statements of the Company contained elsewhere herein, which have been audited by Grant Thornton LLP. The consolidated statement of operations data for the years ended September 30, 1991 and 1992 and the consolidated balance sheet data at September 30, 1991, 1992 and 1993 have been derived from consolidated financial statements audited by Grant Thornton LLP that are not included herein. The statement of operations data for the year ended October 1, 1995 and the selected balance sheet data at October 1, 1995 are derived from unaudited financial statements contained elsewhere herein. The unaudited financial statements include all adjustments, consisting of only normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the consolidated financial statements, including the notes thereto, included elsewhere in this Prospectus.


                                                                  YEARS ENDED

                                    ------------------------------------------------------------------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                      SEPT. 30,     SEPT. 30,      SEPT. 30,      SEPT. 30,       OCT. 1,
                                        1991(1)        1992           1993          1994           1995
                                    ------------- -------------  -------------  ------------- --------------
 STATEMENT OF OPERATIONS DATA:                                                                  (UNAUDITED)
 Revenue . . . . . . . . . . . .       $  56,533       $ 72,693       $ 78,174       $101,294       $170,078
 Cost of goods sold  . . . . . .          31,794         41,035         52,525         73,259        117,308
                                          ------         ------         ------         ------        -------
 Gross profit  . . . . . . . . .          24,739         31,658         25,649         28,035         52,770
 Operating expenses:
   Selling, general and
   administrative  . . . . . . .          12,705         23,710         18,032         16,650         24,369
   Research and development  . .             766          3,886          4,172          3,586          5,197
   Restructuring charges   . . .               -          8,503          3,462              -              -
                                          ------         ------         ------        -------         ------
      Total operating expenses .          13,471         36,099         25,666         20,236         29,566
                                          ------         ------         ------         ------         ------
 Earnings (loss) from operations          11,268        (4,441)           (17)          7,799         23,204
 Other income (expense)  . . . .           (350)          (176)          (468)          (499)        (2,804)
                                           -----          -----          -----          -----        -------
 Earnings (loss) before income
   taxes . . . . . . . . . . . .          10,918        (4,617)          (485)          7,300         20,400
 Provision (benefit) for
   income taxes  . . . . . . . .           2,094        (2,461)          (252)          2,701          7,806
                                           -----        -------          -----          -----          -----
 Net earnings before cumulatiave
   effect of accounting change .           8,824        (2,156)          (233)          4,599         12,594
 Cumulative effect of accounting
   change  . . . . . . . . . . .               -              -          1,744              -
                                      ----------     ----------        -------      ---------        -------
 Net earnings (loss) . . . . . .         $ 8,824       $(2,156)        $ 1,511        $ 4,599       $ 12,594
                                         =======       ========        =======        =======       ========
 Net earnings (loss) per share .        $   0.76       $ (0.15)         $ 0.10         $ 0.35         $ 0.96
                                        ========       ========         ======         ======         ======
 Shares used in computing net
   earnings (loss) per share . .          11,617         14,592         14,428         13,088         13,096
                                          ======         ======         ======         ======         ======

                                       SEPT. 30,    SEPT. 30,      SEPT. 30,      SEPT. 30,       OCT. 1,
                                         1991          1992           1993          1994           1995
                                    ------------- -------------  -------------  ------------- --------------
                                                            (IN THOUSANDS)                      (UNAUDITED)
 BALANCE SHEET DATA:
 Cash, cash equivalents, and
 short-term investments  . . . .        $  2,142       $  1,602       $  2,135       $  2,628       $  5,618
 Working capital . . . . . . . .          19,444         17,711         19,965         22,744         40,015
 Total assets  . . . . . . . . .          41,622         45,226         48,174         55,840        109,825
 Long-term obligations . . . . .           1,126            425            817         11,675         16,999
 Total stockholders' equity  . .          24,067         24,119         26,094         18,290         38,931


----------------

(1) Data for the period prior to June 21, 1991 are for Federal Technology Corporation only.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

                     Microdyne operates in a single industry segment encompassing three broad areas of technology having data communications as a common element. These operations include Networking Products, Aerospace Telemetry, and Manufacturer Support Services. The following table sets forth revenue from each of Microdyne's operations for fiscal years 1993, 1994 and 1995:

                                                                                 YEARS ENDED

                                                                   -----------------------------------------
                                                                                (IN THOUSANDS)
                                                                   SEPT. 30,      SEPT. 30,       OCT. 1,
                                                                      1993           1994           1995
                                                                 -------------  -------------  --------------

                         Networking Products . . . . . . . . .     $  52,269(2)    $   80,546(2)   $ 141,300(2)
                         Aerospace Telemetry . . . . . . . . .         13,358          12,255         17,358
                         Manufacturer Support Services . . . .          5,250           8,021         12,100
                         Other operations(1) . . . . . . . . .          7,601             738             --
                                                                      -------         -------      ---------
                            Total Revenue  . . . . . . . . . .      $  78,478       $ 101,560      $ 170,758
                                                                    =========       =========      =========

--------------------------

(1) Other operations consist of Systems Integration Services, which was discontinued in September 1993, and Industrial Telemetry, which was sold in December 1993.
(2) Before deducting early payment discounts of $304, $265 and $789 in fiscal years 1993, 1994 and 1995 respectively.

                     Microdyne has sought to increase its revenue through the development of new products and the acquisition of new product lines. In fiscal 1995, the Company introduced internally developed "Plug and Play" ISA- and PCI-bus LAN adapter cards and two- and four-port remote access LAN Expanders. Microdyne also introduced the ACS 4400, a new remote access communications server that combines industry-standard software with advanced user features, and the NMSLplus, a new generation adapter card that allows file servers on networks to back up data more quickly. Since the end of fiscal 1995, the Company has introduced a lower cost ISA-bus Token Ring LAN adapter card, a PCI-bus Token Ring LAN adapter card, and a family of Fast Ethernet products. Since July 1994, the Company has made the following four acquisitions to diversify and enhance its technology and product mix. Revenue from those products are included in Networking Products as of the date of each acquisition.

                     In July 1994, Microdyne acquired the IRMAtrac product line from Digital Communications Associates ("DCA," which has since merged with Attachmate Corp. ("Attachmate")). That acquisition brought Microdyne an established line of Token Ring adapter cards that had been developed and marketed by DCA beginning in 1991. Microdyne purchased DCA's inventory for approximately $4.0 million, agreed to pay a minimum royalty of $3.0 million over five years and hired certain DCA engineers to support Token Ring software and hardware. DCA also agreed to continue to sell the Token Ring product line through its direct sales force.

                     In September 1994, Microdyne acquired the assets of Gateway Communications, Inc. ("Gateway"), rights to remote access products and certain other products and technology. Microdyne purchased Gateway's assets, consisting principally of inventory, for $2.0 million. Gateway's remote access product line is now marketed as Microdyne's WNIM family wide-area adapter boards and the LAN Expander family of remote access solutions.

                     In January 1995, Microdyne acquired from Artisoft, Inc. ("Artisoft") the Eagle Technology ("Eagle") business consisting of a family of Ethernet adapter cards, file server adapter cards, hubs and print server cards. Microdyne purchased the Eagle business for $16.5 million, including inventory of $8.3 million, fixed assets of $700,000 and all rights to all Eagle technology for $7.5 million. Artisoft, through its Eagle business, was one of two companies (the other was National Semiconductor) that, along with Microdyne, were licensed by Novell to market adapter cards using the Novell name and "NE" designation. The Company has begun to consolidate its adapter card business with that of Eagle to provide both a Novell-label and Eagle-brand line of products.

                     In September 1995, Microdyne acquired the Ethernet adapter card product line of National Semiconductor ("National") which had been introduced by National in 1993. Microdyne agreed to pay a total of $5.3 million, including $3.5 million for National's 10Mbps and 10/100Mbps ("10/100") Ethernet adapter card inventory, and $1.8 million for rights to National's 10/100 technology, including a period of exclusivity ending in June 1996 on the purchase of National's 10/100 ISA chip set, and certain intangibles. As a result of the National acquisition, in September 1995, Microdyne introduced a 10/100 ISA adapter card as part of its Fast Ethernet family of products.

                     The average selling price of LAN adapter cards, which accounted for 45% of total fiscal 1995 revenue, continued to decline in fiscal 1995. To remain profitable, the Company must continually reduce its manufacturing and operating costs. As a result, the Company must maintain low operating costs to remain competitive in the market, and there can be no assurance that cost reductions can be achieved on a regular basis. Any inability to respond to increased price competition for the Company's products would have a material adverse effect on the Company. See "Risk Factors - Declining Average Selling Prices."

                     The majority of the Company's Networking Products revenue is derived from licenses from, or OEM agreements with, Novell. The Eagle and National acquisitions in fiscal 1995 further increased the Company's reliance upon the Novell brand name. The loss by the Company of the right to sell products under the Novell brand name, the loss of the right to sell Novell software under OEM license, or a substantial decline in Novell's share of the network operating system market would have a material adverse effect on the Company. See "Risk Factors - Dependence on Novell."

RESULTS OF OPERATIONS

                     The following table sets forth, for the periods indicated, selected information from the Company's Consolidated Statements of Operations, expressed as a percentage of revenue:

                                                                                   YEARS ENDED
                                                                   --------------------------------------------
                                                                     SEPT. 30,      SEPT. 30,       OCT. 1,
                                                                        1993           1994           1995
                                                                   -------------- -------------  --------------
                      Revenue . . . . . . . . . . . . . . . . .        100.0%         100.0%         100.0%

                      Cost of goods sold  . . . . . . . . . . .         67.2           72.3           69.0
                                                                        ----           ----           ----
                      Gross profit  . . . . . . . . . . . . . .         32.8           27.7           31.0

                      Operating expenses:

                         Selling, general and administrative  .         23.1           16.4           14.3

                         Research and development . . . . . . .          5.3            3.5            3.1

                         Restructuring charges  . . . . . . . .          4.4            --             --
                                                                        ----          ------          ----

                            Total operating expenses  . . . . .         32.8           20.0           17.4
                                                                        ----           ----           ----

                      Earnings (loss) for operations  . . . . .         (0.0)           7.7           13.6

                      Other income (expense)  . . . . . . . . .         (0.6)          (0.5)          (1.6)
                                                                        -----          -----         ------

                      Earnings (loss) before income taxes . . .         (0.6)           7.2           12.0

                      Provision (benefit) for income taxes  . .         (0.3)           2.7            4.6
                                                                        -----          ----           -----
                      Net earnings before cumulative effect of

                        accounting change . . . . . . . . . . .         (0.3)           4.5            7.4

                      Cumulative effect of accounting change  .          2.2            ---            ---
                                                                        ----           ----          ------
                      Net earnings (loss) . . . . . . . . . . .          1.9%           4.5%           7.4%
                                                                        =====          =====        =======

FISCAL YEARS ENDED OCTOBER 1, 1995 AND SEPTEMBER 30, 1994

                     Revenue. Revenue for fiscal 1995 increased to $170.1 million from $101.3 million in fiscal 1994, an increase of 67.9%. This increase was a result of internal growth in each of the Company's three operations and Networking Products acquisitions.

                     Networking Products revenue increased to $141.3 million in 1995 from $80.5 million in 1994, an increase of 75.5%. The growth reflects acquisitions by Microdyne, the continued growth of the LAN products industry and the Company's increased market share. PC Connectivity products, which include the Company's Ethernet and Token Ring adapter cards, increased to $76.5 million in 1995 from $31.6 million in 1994, an increase of 142.0%. The increase reflects recent acquisitions, particularly the Eagle acquisition in January 1995. Total Ethernet revenue increased to $60.6 million in 1995 from $27.3 million in 1994. Token Ring revenue increased to $15.9 million in 1995 from $4.4 million in 1994. Token Ring revenue in 1994 represented sales made between the date of the DCA acquisition (July 1994) through September 1994. Reflecting an increased number of participating distributors and higher sales at certain of those distributors, revenue from sales of Microdyne hardware bundled with Novell software ("Bundled Products") increased to $51.5 million in 1995 from $28.8 million in 1994. Reflecting industry trends, Minicomputer Connectivity and Mainframe Connectivity product revenue declined $4.1 million in 1995 from 1994.

                     Aerospace Telemetry revenue increased to $17.4 million in 1995 from $12.3 million in 1994, largely as a result of demand for the Company's new telemetry products and U.S. Government ("Government") contracts received late in 1994. Manufacturer Support Services revenue increased to $12.1 million from $8.0 million in fiscal 1994, reflecting continued growth in support activities for the Company's customer. The Industrial Telemetry operations, which contributed $738,000 in 1994, was sold in December 1993.

                     Gross Profit. Gross profit increased to $52.8 million in 1995 from $28.0 million in 1994, and as a percentage of revenue increased to 31.0% from 27.7%. The increase in gross margin is attributable to higher gross margins in the Company's Networking Products activity. Within Networking Products, the gross margins improved in the Company's Ethernet product line due to declining manufacturing costs which more than offset declining sales prices. Gross margins increased in Bundled Products due to changes in product mix. Gross margins also increased in the Aerospace Telemetry and Manufacturer Support Services.

                     Selling, General and Administrative. Selling, general and administrative expense grew to $24.4 million in 1995 from $16.7 million in 1994, but decreased as a percentage of revenue to 14.3% from 16.4%. Management believes that further reductions as a percentage of revenue will be more difficult to achieve than in the past due, in part, to increased amortization of product line acquisition cost. Amortization of product line acquisition cost from acquisitions made to date will result in an annual expense of approximately $1.3 million for the next four fiscal years and approximately $1.0 million in the succeeding two fiscal years.

                     Research and Development. Research and development expense increased to $5.2 million in 1995 from $3.6 million in 1994 but decreased as a percentage of revenue to 3.1% from 3.5%. The dollar increase is attributable to the addition of former DCA Token Ring engineers in the fourth quarter of 1994 as well as the development of new products introduced in 1995.

                     Other Income (Expense). Other expense in both 1995 and 1994 includes interest expense associated with outstanding borrowings against the Company's line of credit. The higher interest expense in 1995 was due to larger outstanding borrowings which financed the Eagle acquisition. Also included in 1995 are one-time charges totaling $875,000, in connection with the settlement of a stockholder class action lawsuit filed against the Company in 1992.

                     Provision for Income Taxes. Provision for income taxes was $7.8 million (38.3% of pre-tax earnings) and $2.7 million (37.0% of pre-tax earnings) in 1995 and 1994, respectively. The increase in the effective tax rate resulted in part from reduced tax credits, the impact of which was partially offset by lower state income taxes and benefits from the Company's foreign sales corporation.

FISCAL YEARS ENDED SEPTEMBER 30, 1994 AND SEPTEMBER 30, 1993

                     Revenue. Revenue for fiscal 1994 increased to $101.3 million from $78.2 million in fiscal 1993, an increase of 29.6%. This growth was attributable to an increase in Networking Products revenue to $80.5 million in fiscal 1994 from $52.3 million in fiscal 1993. Bundled Product revenue increased to $28.8 million in 1994 from $3.4 million in 1993, reflecting a full year of Bundled Product sales as opposed to three months of sales for such products in fiscal 1993. Token Ring and Gateway product revenue of $4.3 million and $1.1 million, respectively, represented new sales in the fourth quarter of fiscal 1994 resulting from the DCA and Gateway acquisitions. Reflecting industry trends, Minicomputer Connectivity product revenue declined to $5.6 million in 1994 from $7.9 million in 1993. Aerospace Telemetry revenue decreased to $12.3 million in 1994 from $13.4 million in 1993, largely due to Government procurement orders which were delayed until late in the fourth quarter of fiscal 1994. Manufacturer Support Services revenue increased to $8.0 million in 1994 from $5.2 million in 1993, reflecting continued growth in support activities for the Company's customer. Industrial Telemetry contributed revenues of $738,000 in sales in fiscal 1994 and $3.4 million in fiscal 1993. The assets of the Industrial Telemetry operation were sold in the first quarter of fiscal 1994.

                     Gross Profit. Gross profit increased to $28.0 million in fiscal 1994 from $25.6 million in 1993, but as a percentage of sales decreased to 27.7% from 32.8% in 1993. The percentage decrease reflects a rising percentage of Networking Products revenue, which carries a lower gross margin than the Company's other two operations.

                     Selling, General and Administrative. Selling, general and administrative expenses decreased to $16.5 million in 1994 from $18.0 million in 1993 and decreased as a percentage of sales to 16.4% from 23.1%, respectively. The reduction in 1994 was the result of continued cost controls combined with savings realized from discontinued and sold businesses.

                     Research and Development. Research and development expense decreased to $3.6 million in 1994 from $4.2 million in 1993. As a percent of revenue, research and development decreased to 3.5% in 1994 from 5.3% in 1993. The decline in 1994 is attributed to the savings realized from consolidating the Company's engineering facilities in the first quarter in 1994.

                     Restructuring Charges. In the fourth quarter of fiscal 1993, the Company recognized approximately $3.5 million in restructuring charges which represented adjustments to certain inventories and costs associated with a planned fiscal 1994 facilities consolidation.

                     Other Expense. Other expense primarily consists of interest expense associated with borrowings against the Company's line of credit. Other expense increased to $499,000 in 1994 from $468,000 in 1993.
The increase was attributable to a higher level of average borrowings in fiscal 1994 arising from the Company's Dutch Auction tender offer in February 1994.

                     Provision (Benefit) for Income Taxes. In 1994, the Company's provision for income taxes was $2.7 million, representing 37.0% of pre-tax earnings. The Company received an income tax benefit of $252,000 in 1993, representing 52.0% of the 1993 pre-tax loss. The tax benefit resulted primarily from the recognition of net operating losses and certain tax credits.

                     Change in Accounting Principle. In 1993, Microdyne adopted SFAS 109, reflecting the tax benefit to be derived from future net operating loss carryforwards. This accounting change resulted in a $1.7 million benefit to pre-tax income.

QUARTERLY RESULTS OF OPERATIONS

                     The following table sets forth certain unaudited quarterly financial information for each of the Company's last eight quarters. The data have been prepared on a basis consistent with the Company's audited consolidated financial statements included elsewhere in this Prospectus and include all necessary adjustments, consisting only of normal recurring accruals that the Company considers necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future period.


                                                                       QUARTERS ENDED
                          --------------------------------------------------------------------------------------------------------
                             DEC. 31,      MAR. 31.      JUNE 30,     SEPT. 30,      DEC. 31,     MAR. 31     JUNE 30,   OCT. 1,
                               1993          1994          1994         1994           1994         1995        1995       1995
                          -------------  ------------  ------------ ------------- ------------- -----------  ---------- ----------
                                                           (In thousands, except per share data)
 Revenue . . . . . . . . .    $  21,835     $  23,568     $ 24,261       $ 31,630      $ 31,819     $40,577    $47,663    $50,019
 Cost of goods sold  . . .       15,601        17,448       17,792         22,417        22,029      27,922     32,827     34,530
                                 ------        ------       ------         ------        ------      ------     ------     ------

 Gross profit  . . . . . .        6,234         6,120        6,469          9,213         9,790      12,655     14,836     15,489
 Operating expenses:
    Selling, general and
      administrative . . .        3,854         3,719        3,950          5,127         4,735       5,819      6,687      7,128
    Research and
     development . . . . .          952           796          717          1,121         1,162       1,344      1,426      1,265
                                 ------     ---------     --------       --------      --------     -------    -------    -------
       Total operating
         expenses  . . . .        4,806         4,515        4,667          6,248         5,897       7,163      8,113      8,393
                                -------      --------     --------       --------      --------    --------   --------    -------
 Earnings (loss) from
   operations  . . . . . .        1,428         1,605        1,802          2,965         3,893       5,492      6,723      7,096
 Other income (expense)  .         (27)         (118)        (158)          (198)       (1,055)       (555)      (537)      (657)
                                -------    ----------    ---------      ---------   -----------    --------   --------    -------
 Earnings before income
   taxes . . . . . . . . .        1,401         1,487        1,644          2,767         2,838       4,937      6,186      6,439
 Provision (benefit) for
   income taxes  . . . . .          546           580          641            933         1,107       1,925      2,413      2,361
                                 ------     ---------     --------       --------      --------     -------    -------    -------
 Net earnings (loss) . . .      $   855     $     907      $ 1,003       $  1,834      $  1,731     $ 3,012    $ 3,773   $  4,078
                                =======     =========      =======       ========      ========     =======    =======   ========
 Net earnings (loss) per
   share . . . . . . . . .      $  0.06     $    0.07      $  0.08      $    0.15     $    0.14    $   0.24  $    0.29  $    0.31
                                =======     =========      =======      =========     =========    ========  =========  =========
 Shares used in computing
   netearnings (loss)
   per share . . . . . . .       14,413        13,497       12,231         12,210        12,431      12,669     13,149     13,250
                                =======     =========     ========       ========      ========     =======    =======    =======


The following table sets forth the above unaudited quarterly financial information as a percentage of net revenue:



                                                                         QUARTERS ENDED
                              ---------------------------------------------------------------------------------------------------
                                 DEC. 31,     MAR. 31,    JUNE 30,   SEPT. 30,     DEC. 31,    MAR. 31,    JUNE 30,     OCT. 1,
                                   1993         1994        1994        1994         1994        1995        1995         1995
                              ------------  ----------  ---------- -----------  -----------  ----------  ----------  ------------
 Revenue . . . . . . . . . . .       100.0%      100.0%      100.0%       100.0%      100.0%      100.0%      100.0%       100.0%
 Cost of goods sold  . . . . .         71.4        74.0        73.3         70.9        69.2        68.8        68.9         69.0
                                      -----       -----       -----        -----       -----       -----       -----        -----
 Gross profit  . . . . . . . .         28.6        26.0        26.7         29.1        30.8        31.2        31.1         31.0
 Operating expenses:
    Selling, general and
      administrative   . . . .         17.7        15.8        16.3         16.2        14.9        14.3        14.0         14.3
    Research and development .          4.4         3.4         3.0          3.5         3.7         3.3         3.0          2.5
                                      -----       -----       -----        -----       -----       -----       -----        -----
        Total operating
          expenses   . . . . .         22.0        19.2        19.2         19.8        18.5        17.7        17.0         16.8
                                     ------      ------      ------       ------      ------      ------      ------       ------
 Earnings (loss) from
   operations  . . . . . . . .          6.5         6.8         7.4          9.4        12.2        13.5        14.1         14.2

 Other income (expense)  . . .         (0.1)       (0.5)       (0.7)        (0.6)       (3.3)       (1.4)       (1.1)        (1.3)
                                     ------      ------      ------       ------      ------      ------      ------       ------
 Earnings (loss) before income
   taxes   . . . . . . . . . .          6.4         6.3         6.8          8.7         8.9        12.2        13.0         12.9
 Provision (benefit) for
   income taxes  . . . . . . .          2.5         2.5         2.6          2.9         3.5         4.7         5.1          4.7
                                      -----       -----       -----        -----       -----       -----       -----        -----
 Net earnings (loss) . . . . .         3.9%        3.8%        4.1%         5.8%        5.4%        7.4%        7.9%         8.2%
                                     ======      ======      ======       ======      ======      ======      ======       ======




                     The Company has historically operated with limited backlog because its products are shipped shortly after orders are received, and frequently realizes a substantial portion of its net revenues in the last month of the quarter. As a result, revenue in any period is substantially dependent on orders booked and shipped in the last month of that period. Delays in receipt of end-of-quarter orders in a given quarter may adversely affect the Company's results of operations for that quarter, as the Company's expense levels are based primarily on full-quarter revenue estimates and only a small portion of the Company's operating expenses vary with its revenue. Moreover, Microdyne's revenue may fluctuate based on the level of inventories of the Company's products maintained by the Company's distributors in any particular quarter. Accordingly, the Company may be subject to significant and unanticipated quarter-to-quarter fluctuations. See "Risk Factors -- Reliance on Distributors" and "-- Fluctuations in Quarterly Results and Timing of Orders."

LIQUIDITY AND CAPITAL RESOURCES

                     During the past three years, the Company has financed its operations principally through internally generated funds. However, the Company has sought external financing in connection with acquisitions and the repurchase of its common stock.

                     External financing has been provided through bank borrowings. As of October 1, 1995, the Company had $19.9 million of bank debt, consisting of a $7.9 million term note due in May 1997 and $12.0 million in outstanding borrowings under a $22.5 million revolving line of credit facility that expires in January 1998. The term note bears an interest rate of prime or a variable rate from 1.5% to 1.9% over the London Interbank Offer Rate ("LIBOR") and requires a monthly repayment of $400,000. The revolving credit facility note bears an interest rate of prime or a variable rate from 1.4% to 1.8% over LIBOR. Both notes are secured by accounts receivable, equipment and inventories. On October 1, 1995, the Company had $5.6 million of cash and $5.5 million available for borrowing under the revolving credit facility.

                     During fiscal 1995, net cash provided by operating activities was $9.3 million, primarily due to net earnings and increases in accounts payable, accrued liabilities and depreciation, offset principally by increases in accounts receivable and inventories. The increases in accounts payable, accrued liabilities, accounts receivable and inventories principally reflect the Company's increased business activity and longer trade cycles. Cash used in investing activities during fiscal 1995 was $21.9 million, $20.9 million of which was related to product line acquisitions. Cash provided by financing activities was $15.6 million, consisting of $8.0 million of net new borrowing, $3.3 million from the exercise of stock options and a $4.3 million tax benefit related to the exercise of those options. Capital expenditures in fiscal 1995 were $887,000. The Company has no material commitments for future capital expenditures.

                     Microdyne believes its available cash, funds generated from operations and funds available under its credit facilities should be sufficient to finance its continuing operations for the foreseeable future.
The Company may also, from time to time, consider the acquisition of businesses, products or technologies that may require additional funds. A portion of the net proceeds of this offering may be used for such acquisitions. However, the Company is not currently engaged in active discussions with respect to any significant acquisitions and has no commitments or understandings for any such acquisitions.

INFLATION AND CHANGING PRICES

                     For the past three years, inflation has not had a significant impact on the Company's operations.

                                    BUSINESS

INTRODUCTION

                  Microdyne designs, manufactures, markets and supports a broad line of data communications hardware products that enable local area and remote network access communications. The Company has established itself as a leading supplier of LAN adapter cards which provide the essential connection between computers (including personal computers, file servers, minicomputers and mainframe computers) and the network. The Company's products support all established computer bus structures, wiring systems and network topologies, including Ethernet, Fast Ethernet and Token Ring. The Company also sells a line of products directed to the emerging remote access market permitting both dial-up access to LANs and LAN access to remote databases. The Company believes that its products provide a combination of reliable, high performance, fully featured solutions at attractive prices.

                  Microdyne offers a broad product mix covering a variety of networking standards and computer platforms. Microdyne's product family consists of more than 100 individual products grouped into five principal categories: PC Connectivity, Remote Access, IBM Connectivity, Minicomputer Connectivity and Bundled Products consisting of Microdyne hardware packaged with Novell NetWare or other Novell software.

                  The Company sells its products through a broad base of leading domestic and international distributors as well as smaller regional distributors. The Company has leveraged Novell's position as the dominant supplier of LAN operating system software by licensing the Novell brand name and certain Novell technology for use on many of the Company's networking hardware products. Further, Novell has authorized Microdyne as an OEM supplier of NetWare bundled with Microdyne products to selected distributors outside of Novell's traditional distribution channel.

BACKGROUND

                  The computer networking industry represents one of the fastest growing segments of the technology industry. Industry growth has been a product of a rising number of personal computers in use within organizations, generational upgrades of computers, standardization of network operating system software (led by Novell's NetWare), the rising importance of network communications as an organizational productivity tool and the increasing speed and flexibility of networks. According to IDC, in 1995 there are an estimated 143 million PCs installed in businesses worldwide and 88 million PCs, or 61%, are connected to LANs. By 1999, the installed base of business PCs is projected to rise to 210 million, of which 167 million, or 79%, are expected to be connected to a network.

                  Local area networks connect groups of personal computers, file servers, printers and other devices, thereby facilitating communications among those devices. Most LANs utilize one of two generally accepted networking topologies: Ethernet (approximately 80% of networks, according to IDC) or Token Ring (approximately 20%). Generally, Ethernet LANs transmit data over a network at 10 megabits per second ("Mb" or "Mbps"); Token Ring LANs generally operate at 4 or 16Mbps. A new standard called Fast Ethernet (also called 10/100 Ethernet or 100BaseT) transmits data at 100Mbps. For any PC connected to a network there is a need for a LAN adapter card, which translates data to and from the computer in a format understandable to the network. The adapter card must conform to the LAN topology (Ethernet or Token Ring), to the internal architecture of the PC (the 16-bit ISA bus or newer 32-bit PCI bus used in Pentium-class PCs) and to the physical wiring scheme of the network (there are three commonly used wiring systems, the most popular one of which is called 10BaseT). As such, there are numerous permutations of adapter cards required to meet the needs of network users. In addition, small groups of networked PCs are linked by devices called concentrators or unmanaged hubs, which in turn are connected to file servers and printers, each of which also requires a specialized adapter card linking the device to the network. File servers may also have links to redundant storage devices to insure against loss of data in the event of a catastrophic failure of the file server; such links require specialized adapter cards at each device. Minicomputers and mainframe computers may also reside on a LAN and such connections require adapter cards specific to the operating system of each larger computer. In each of the preceding descriptions, Microdyne manufactures, markets and sells the card required for connections to the network.

                  Networks have become an essential element of organizational productivity. Initially, LANs performed simple file and print sharing tasks among a group of PC users. As a result of faster processing capabilities of PCs, inexpensive, more powerful mass storage file and application servers, generally falling hardware prices and faster network speeds, LANs are now used to also deliver critical applications among network users. These new applications include fax origination and delivery, e-mail access, document imaging, storage and manipulation, desktop conferencing, real-time workgroup use of common images and other CPU-intensive networking activities. The growth in client/server computing has also raised the importance of the LAN as a communication medium. As user requirements for the network have increased -- including the need for greater throughput speeds and bandwidth -- new bus architectures, network topologies and transmission media have been developed. The resulting upgrade and sale of new PCs, adapter cards and ancillary networking hardware to the installed base have further stimulated market growth.

                  LAN usage has expanded from a group of physically proximate users connected by wires to include remote users requiring periodic access to certain computers and file servers. The lower price and improved performance and versatility of laptop and notebook PCs, combined with improved modem technology, higher transmission speeds, falling telecommunications costs and growth in online services and the Internet, have fueled demand for remote access to and from networks. Remote access allows users to dial-in to LANs from remote sites and to access dial-up networks (e.g., Compuserve, Lexis/Nexis, the Internet) via their office PC without the requirement of a dedicated telephone line or modem. Remote access requires specialized software and board- or system-level hardware. Microdyne manufactures, markets and sells board- and system-level remote access hardware.

                  The Company believes that as LANs have evolved, many segments of local area networking have become non-proprietary, price sensitivity has increased and buyers have come to favor multi-product vendors. In addition, buyers have become more cautious about embracing new technology if adopting it renders a large part of an existing networking investment obsolete. As a result, the Company believes that an ability to differentiate products through enhancements and added features, the timing of product introductions, effective distribution and marketing, efficient manufacturing and a low-cost infrastructure are critical elements for success.

STRATEGY

                  Microdyne attempts to anticipate changes in the networking market and to develop a strategy for continued growth and profitability. This strategy consists, in part, of the following:

- Focus on LAN Products. Microdyne focuses its core business around the development and marketing of board-level LAN hardware products. The Company's strategy is to expand its presence in this market by continuing to add features and functionality to existing products and to develop and acquire new products to broaden its product portfolio. The Company believes it can successfully compete in this market because of its broad distribution capabilities, focused sales and marketing activities, competitive pricing strategy and use of the Novell brand name.

- Maintain Low Cost Structure. The market for LAN products is characterized by declining average selling prices. Microdyne's strategy to improve earnings in this environment includes constraining the growth of its operating expenses while focusing on maintaining or improving gross margins on its products. The Company attempts to constrain general and administrative expenses by maintaining a small headquarters staff. The Company focuses its engineering resources on cost reduction and manufacturing efficiency programs. Microdyne attempts to maintain or improve gross margins by outsourcing manufacturing, aggressively negotiating component part prices and continually reviewing vendor costs.

- Optimize Market Entry Timing. The market for LAN products is characterized by evolving standards. The adoption of a new standard is related to the evolution of PC hardware (e.g., the PCI bus) and networking topology (e.g., Fast Ethernet). Microdyne seeks to introduce new products in response to these technological changes at a point in time when unit volume shipments out of distribution make entering the market economically attractive. By seeking to optimize market entry timing, the Company believes it is able to better judge market nuances, such as customer-demanded changes in driver sets or features, while avoiding the cost of developing and introducing first-generation products for which demand may be limited.

- Actively Manage Distribution Channels. Microdyne seeks to actively manage and maximize the use of the computer products industry's established distribution system. The Company sells its products through the largest, best-known national and international distributors such as Ingram Micro, Inc., Tech Data, Inc. and C2000 GmbH and also through a second tier of smaller, regional distributors. Microdyne develops and tailors marketing and training programs for each tier of distributors, and develops and maintains programs that seek to convince resellers to buy and specify Microdyne products.

- Use Acquisitions to Expand Sales and Product Lines. The Company seeks to capitalize on the consolidation currently taking place in the networking industry by acquiring complementary product lines or technologies. Through acquisitions, Microdyne attempts to leverage its core competencies in sales, marketing, distribution and product development and to enhance its market position. Microdyne selectively pursues acquisitions at prices advantageous to the Company.

- Selectively Expand Other Areas of Microdyne's Business. While Networking Products accounted for 83% of Microdyne's fiscal 1995 revenue, the Company's two other operations -- Aerospace Telemetry and Manufacturer Support Services -- contributed to growth in revenue and income without requiring substantial capital investment, thereby helping to finance growth of Networking Products. As such, the Company seeks to expand these operations.


NETWORKING PRODUCTS

                  Microdyne offers a broad product family consisting of more than 100 individual products. The Company's products are grouped into five principal categories: PC Connectivity, Remote Access, IBM Connectivity, Minicomputer Connectivity and Bundled Products.

- PC Connectivity Products are the essential devices that connect personal computers, printers and file servers to LANs. Microdyne markets a wide range of such products, primarily LAN adapter cards, which shape the output of PCs into formats understandable by the network, and which originate, monitor and terminate LAN sessions. Microdyne's PC adapter cards address the myriad combinations of PC bus structure (ISA, EISA, MCA, or PCI), network topology (Ethernet or Token Ring) and network wiring scheme (coaxial cable, 10BaseT, among others) used by customers. Microdyne's LAN adapter cards also support all major network operating systems (NetWare, OS/2, Windows NT, Vines, Lantastic). Microdyne also markets laptop and notebook computer LAN adapter cards that conform to the PCMCIA standard. In response to the progression from today's widely applicable 10Mbps standard to the evolving 100Mbps Ethernet standard, Microdyne markets several LAN adapter cards that support both speeds and which automatically adjust to the applicable network speed. Microdyne's broad, flexible product capability allows customers to upgrade to new network standards without the cost of replacing the existing network infrastructure. Microdyne also strives to support all current and prospective networking standards and innovations, including those dealing with ease of installation ("plug and play ready") or conformation to PC operating system management tools (Desktop Management Interface or DMI). Further, Microdyne differentiates its products by its readiness and ability to quickly incorporate third party innovations such as virus protection ROM chips.

                  Microdyne's PC connectivity product line also includes LAN adapter cards for file servers and printers. Microdyne products include: the SYNC+ router controller card, which allows a file server to perform the functions of a router; the NetWare Mirrored Server Link ("NMSL") card, a high-speed bi-directional serial link between servers running Novell's SFT software that allows one file server to backup another as a "hot standby" in the event of catastrophic failure; and a variety of hubs and concentrators, which link together clusters of PCs.

- Remote Access Products enable LAN users to connect to external databases (e.g., Compuserve, Lexis/Nexis, the Internet) without the use of dedicated external phone lines or modems. Microdyne markets both board- and system-level products that provide for cost-effective connections by LAN users to such databases. Microdyne also markets a family of remote access products that permit persons at remote sites who are not physically connected to a LAN to access or dial into the LAN over telephone lines and gain access to files and applications as if physically connected. Microdyne's products also permit groups of users to share a small number of modems and direct lines connected to a network. Microdyne's remote access products support assorted applications involving varying numbers of simultaneous in-bound or out-bound sessions handled ("ports"), differing technology used to support those sessions ("remote node" or "remote control") and various software packages which provide network connections and security. Microdyne's remote access solutions are fully featured products with high levels of network security, protocol support and scalability. Microdyne also markets a set of system-level solutions (e.g. LAN Expander) and a wide-area networking board (the "WNIM series") that permits value added resellers ("VAR") or end users to build customized solutions for an organization.

- IBM Connectivity Products are adapter cards that enable a PC to operate in an environment in which there is a direct connection to an IBM mainframe. In such cases, the PC must emulate an IBM 3270-series terminal in order to communicate with the mainframe. Microdyne's products support IBM's Systems Network Architecture ("SNA") and Systems Application Architecture ("SAA"), the specialized network protocols used in IBM mainframe environments.

- Minicomputer Connectivity Products are specialized adapter cards that permit minicomputers to be connected to LANs. Although demand for minicomputers has fallen from peak 1980s levels, many organizations continue to run critical applications on minicomputers, generating modest demand for adapter cards which facilitate such connectivity. Microdyne's products allow DEC, Prime, Data General, NCR and other minicomputer platforms to be connected to LANs.

- Bundled Products are pre-packaged combinations of one or more of the Company's networking products packaged with OEM versions of Novell software. These bundled products are sold to selected distributors that would otherwise not have access to these Novell products. Bundled products include Novell's NetWare network operating system software or LAN Workplace for DOS combined with the Company's Ethernet adapter cards, Novell's SFT software combined with NMSL boards, Novell's Multiprotocol Router software combined with the SYNC+ board, Novell's SAA for Windows combined with the SAA adapter card, and NetWare Connect software combined with WNIM wide-area adapter cards.

                  The table below lists Microdyne's principal products and provides a brief description and list of key product features for each group.


        PRODUCT CATEGORY OR NAME              DESCRIPTION                    KEY PRODUCT FEATURES

                                           PC CONNECTIVITY PRODUCTS
 ETHERNET ADAPTER CARDS

 Novell NE2000plus series               16-bit ISA adapters     the industry-standard PC adapter, lifetime
                                                                warranty

 Novell NE2500 series                   16-bit ISA adapters     plug and play ready, fast frame exchange
                                                                technology, virus protection, DMI interface

 Novell NE5500                          32-bit PCI adapter      plug and play ready, easy installation, fast
                                                                frame exchange technology, DMI interface


 Novell NE3200 series                   32-bit EISA adapters    bus master technology, low CPU utilization,
                                                                designed for multi-vendor environment

 Novell NE4200                          PCMCIA adapter          dual media, switchless automatic
                                                                configuration, 4 diagnostic LEDs

 Novell NE/2 series                     MCA 16- and 32-bit      full driver support for Micro Channel
                                        adapters                Architecture-bus PCs and workstations

 EP-series                              16- and 32-bit          value-priced, fully featured adapters
                                        adapters


 FAST ETHERNET PRODUCTS

 Novell NE10/100 ISA                    16-bit Fast Ethernet    auto-sensing for 10 or 100Mb networks, plug
                                        adapter for ISA bus     and play ready, half- or full duplex modes

 Novell NE10/100 PCI                    32-bit Fast Ethernet    auto-sensing for 10 or 100Mb networks, plug
                                        adapter for PCI bus     and play ready, half- or full duplex modes

 Eagle Switch 4+100                     switch with 4 10Mb and  enhanced store-and-forward, dynamic buffer
                                        1 100Mb ports           allocation, SNMP management, serial port

 Eagle Switch 4x4                       switch with 4 10Mb and  enhanced store-and-forward, dynamic buffer
                                        4 100Mb ports           allocation, SNMP management, serial port

 Eagle Century hub                      12-port 100Mb hub       preamble regeneration, retiming, collision
                                                                detection

 TOKEN RING ADAPTER CARDS

 IRMAtrac Hardtop                       16-bit ISA adapter      4/16Mb selectable, ROMShield virus
                                                                protection

 IRMAtrac Convertible                   16-bit ISA or MCA       4/16Mb selectable, bus master technology,
                                        adapter                 remote program load support

 IRMAtrac PNP 4/16                      16-bit ISA adapter      bus master technology, 512K, on-board
                                                                memory, plug and play ready

 IRMAtrac PCI 4/16                      32-bit PCI adapter      bursting bus master data transfer, 128K
                                                                on-board memory



 OTHER PC CONNECTIVITY PRODUCTS

 Novell NetWare Mirrored Server Link    bi-directional serial   fiber or coaxial connectors, 32-bit data
 (NMSL)                                 link between servers    transfers, fastest throughput

 Novell NPE400 print server             high-speed print        pocket-sized adapter connecting directly to
                                        server                  printer parallel port

 Novell SYNC+ series WAN adapters       router controller card  optimized for Novell's Multiprotocol Router software, intelligent, high speed

 EH-series hubs                         8- or 12- port          expandable, advanced monitoring, diagnostics
                                        concentrator

 5000plus-series concentrators          8- or 16-port 10BaseT   small size, low power consumption, can be
                                        concentrator            cascaded, extensive network management

 IRMAtrac Token Ring MAUs               media access unit       lobe-port status lights, automatic loop back

        PRODUCT CATEGORY OR NAME              DESCRIPTION                    KEY PRODUCT FEATURES
                                       REMOTE ACCESS PRODUCTS

 LAN Expander LX-RC                     2-port dial-in, dial-   remote control technology, management
                                        out

 LAN Expander LX-2 and LX-4             2- or 4-port dial-in,   remote-node technology, dial-out modem
                                        dial-out                sharing, easy installation, entry-level
                                                                price

 Novell WNIM+ and WNIM 3000             asynchronous adapters   supports 4 or 8 ports for user-designed
                                                                remote access solutions, optimized for
                                                                NetWare

 ACS 4400                               4-port dial-in, dial-   based on Novell's NetWare Connect software,
                                        out                     integrated, ready-to-use, network security

 Novell NW2000 WAN adapter              communications adapter  optimized for Novell's Multiprotocol Router software, useful for branch-office solutions

                                           IBM CONNECTIVITY PRODUCTS
 SAA Synchronous Adapter for PC and     3270 serial adapters    RS232C and V.35 connectivity, operates with
 PS/2                                                           Novell's NetWare for SAA

 Synchronous and V.35 Synchronous       3270 serial adapter     connects a PC to IBM 37XX communications
 Adapter for PC                                                 processor at speeds up to 19.2Kbps

 Coax Adapter for PC                    3270 adapter            supports 3270 CUT Workstation and
                                                                Workstation for Windows, SNA Gateway

 Coax/Mux Adapter                       coaxial interface       emulates 3299 mux, supports up to 40
                                        adapter                 concurrent DFT-mode 3270 sessions from LAN

 SNA Gateway                            LAN-to-mainframe        enables up to 97 LAN workstations to access
                                        software                IBM SNA host computers

 3270 LAN Workstation for SNA Gateway   workstation-to-SNA      provides LAN client workstations with access
                                        software                to IBM SNA host computers

                                           MINICOMPUTER CONNECTIVITY

 EXOS 201 and 301                       MULTIBUS adapter        supports NCR Tower, Concurrent, Prime,
                                                                Intel, and UNISYS system connections to LANs

 EXOS 203                               Q-BUS adapter           supports DEC MicroVAX connection to LANs


 EXOS 204 and 304                       UNIBUS adapters         on-board LAN co-processor, providing
                                                                efficient CPU utilization
                                           BUNDLED PRODUCTS

 NetWare 3.x/4.x bundles                hardware/software       Novell NetWare with Novell NE2000plus series
                                                                adapter cards

 LAN Workplace for DOS bundles          hardware/software       Novell LAN Workplace for DOS with NE2000+3
                                                                adapters

 SAA NetWork Select                     hardware/software       Novell SAA for Windows with Novell SAA
                                                                synchronous adapters

 MPR+ NetWork Select                    hardware/software       Novell Multiprotocol Router software with
                                                                Microdyne's SYNC+ adapter

 Remote Network Select                  hardware/software       Novell NetWare Connect software with
                                                                Microdyne WNIM adapter

Acquisitions

                  Microdyne seeks to expand its product and technology base by selectively acquiring companies or product lines that complement the Company's technologies, expand the Company's markets and leverage the Company's channels of distribution. Microdyne evaluates each potential acquisition independently and the decision process includes factors related to the acquisition's long-term potential for contribution to sales, earnings or technology. Evaluation criteria may change from time to time. Among the criteria the Company currently uses are the following:

- The extent to which the acquisition could be immediately accretive to revenue and earnings;

- The extent to which the products purchased could be marketable through Microdyne's existing distribution channel;

- The extent to which the acquisition would fit with the Company's LAN products strategy;

- The extent to which the acquisition would be for specific technology or product lines, rather than organizations; and

- The extent to which the technology purchased is fully developed and immediately marketable.

                  Since 1989, Microdyne has attempted to enhance its revenue growth and technology base by either licensing products or by acquiring businesses or product lines. The following table provides a chronology of certain of those transactions:


                             PRODUCT LINE                     LICENSED/
       YEAR              LICENSED OR ACQUIRED               ACQUIRED FROM                 NATURE OF PRODUCT LINE OR BUSINESS

       1989       Excelan                              Novell                    Minicomputer connectivity products

       1991       CXI                                  Novell                    IBM connectivity products

       1992       NE-series adapter cards              Novell                    Ethernet adapter cards

       1992       SAA adapter cards                    Novell                    Serial adapter cards for IBM hardware

       1992       NetWare Access Server                Novell                    Co-developed and marketed remote access solution

       1993       SYNC+                                Novell                    Router adapter card

       1993       NMSL                                 Novell                    Mirrored Server Link hardware

       1994       IRMAtrac product line                DCA                       Token Ring adapter cards

       1994       Gateway Communications               Gateway Communications    Remote access products, WNIM wide-area network
                                                                                 adapter

       1995       Eagle Technology                     Artisoft                  Ethernet adapter cards, print server, hubs, wide-
                                                                                 area networking adapters

       1995       InfoMover                            National Semiconductor    Ethernet adapter cards, Fast Ethernet technology
                                                                                 and adapter cards



                  Since July 1994, the Company has made the following acquisitions to diversify and enhance its technology and product mix:

                  In July 1994, Microdyne acquired the IRMAtrac product line from Attachmate. That acquisition brought Microdyne an established line of Token Ring adapter cards that had been developed and marketed by DCA beginning in 1991. Microdyne purchased DCA's inventory for approximately $4.0 million, agreed to pay a minimum royalty of $3.0 million over five years, and hired certain DCA engineers to support Token Ring software and hardware. DCA also agreed to continue to sell the Token Ring product line through its direct sales force. See "-- Marketing, Sales and Customer Support."

                  In September 1994, Microdyne acquired Gateway's rights to remote access products and certain other products and technology and certain assets, consisting principally of inventory, for $2.0 million. Gateway's remote access product line is now marketed as Microdyne's WNIM family wide-area adapter boards and the LAN Expander family of remote access solutions.

                  In January 1995, Microdyne acquired from Artisoft the Eagle Technology business consisting of a family of Ethernet adapter cards, file server adapter cards, hubs and print server cards. Microdyne purchased the Eagle business for $16.5 million, including inventory of $8.3 million, fixed assets of $700,000 and all rights to all Eagle technology for $7.5 million. Artisoft, through its Eagle business, was one of two companies (the other was National Semiconductor) that, along with Microdyne, was licensed by Novell to market adapter cards using the Novell name and "NE" designation. The Company has begun to consolidate its adapter card business with that of Eagle to provide both a Novell-label and Eagle-brand line of products.

                  In September 1995, Microdyne acquired National's Ethernet adapter card product line, which had been introduced in 1993. Microdyne agreed to pay a total of $5.3 million, including $3.5 million for National's 10Mb and 10/100 Ethernet adapter card inventory, and $1.8 million for rights to National's 10/100 technology, including a period of exclusivity ending in June 1996 on the purchase of National's 10/100 ISA chip set, and certain intangibles. As a result of the National acquisition, in September 1995, Microdyne introduced a 10/100 ISA adapter card as part of its Fast Ethernet family of products.


Distribution

                  The Company's Networking Products are principally sold to end users through a two-step distribution process consisting of distributors and resellers. Electronics distributors stock products from hundreds of manufacturers. The industry includes several hundred distributors specializing in computer products and these firms serve regional, national or international markets. Microdyne's largest distributors include Ingram Micro Corporation, DistribuPro, Inc., Southern Electronics Corporation, Tech Data, Inc., Merisel Inc. and C2000 GmbH. The customers of those distributors are, in turn, the more than 50,000 worldwide computer products resellers (including retail stores that sell to end users), VARs (which sell to systems integrators that specify, assemble and install networks for end user customers) and integrators (which install components and systems as a service to customers). The Company believes that selling through distributors carries specific benefits, including limiting the Company's customers to a finite number of generally well-financed entities, limiting the amount of finished-goods inventory which the Company must carry and lessening the need for a direct sales force. According to IDC, distributors accounted for more than 75% of all networking products sold in the United States in 1994.

                  The Company provides terms of net 30 days for most of its products. Microdyne periodically offers rebates to distributors or permits distributors to extend payment terms to gain favored attention for the Company's products. Microdyne's agreements with distributors allow defective products to be returned for credit and generally permit stock rotation, a standard practice in the electronics industry. Stock rotation enables a distributor to return a set percentage of slow-moving product for a like amount of a comparable but faster-selling product. In order to minimize stock rotation, the Company attempts to balance distributor inventory with perceived customer demand and from time to time sells products on a non-cancellation, no-return basis. Distributor agreements also provide distributors with protection against price decreases which are applicable to products in the distributors' inventory at the time of the decrease. The Company has established reserves for defective product returns, stock rotations and price decreases, which reserves management believes to be adequate.

                  Microdyne treats sales to distributors outside the United States (or U.S.-based distributors with a majority of their sales in international markets) in a manner substantially similar to U.S.-based accounts. All products are priced to distributors in dollars and distributors assume any risk of currency fluctuation.

Extended Distribution Program

                  Microdyne has broadened its customer reach by adding a second group of distributors for which Microdyne is a source of networking hardware products and Novell NetWare network operating system software and other Novell-label software. Microdyne combines its networking hardware products with appropriate Novell software in one package. The resulting combinations, or Bundled Products, are sold under the Extended Distribution Program.

                  The Extended Distribution Program was introduced in 1993 with the cooperation of Novell. Pursuant to an agreement with Novell, Microdyne is authorized to seek out distributors that are not otherwise authorized by Novell to sell NetWare and other Novell software products. Distribution terms and discount policies are set by Novell. The Company believes that by participating in the Extended Distribution Program, Microdyne enhances its position as a supplier of networking hardware products and increases the likelihood that its products will be recommended by these distributors.

Marketing, Sales and Customer Support

                  Because there are several levels of intermediaries between the Company and its end-user customer, Microdyne devotes its sales resources to working with distributors ("push" programs) and must rely upon marketing efforts to reach resellers and end user customers ("pull" programs). It is critical to the Company's success that distributors' telemarketing representatives are familiar with Microdyne's products and can explain to their customers how Microdyne products are differentiated from those of its competitors. To that end, the Company conducts periodic training programs for its distributors' telemarketing representatives. The Company may also periodically run push programs including promotions and rebates aimed at distributors' telemarketing representatives.

                  The Company's pull programs are aimed at resellers and end users. These programs take the form of print advertising in computer industry trade publications that reach resellers and corporate information systems managers, direct mail to resellers, trade press publicity about new products and product features, participation in the networking industry's trade shows, promotions designed to increase sales in a specific period and rebates.

                  The Company uses its Novell and Eagle brand names to establish and retain customer loyalty to Microdyne's products. Microdyne believes the Novell name connotes quality and reliability in the minds of customers, and that the Eagle name is well established in the minds of many customers as a reliable, price-competitive brand.

                  As part of the Company's acquisition of the IRMAtrac product line, Attachmate assumed certain obligations for the continued sale of those products for a period of five years commencing July 19, 1994. Microdyne is dependent upon Attachmate's efforts for the sale of Token Ring products.

                  Microdyne maintains a toll-free telephone technical support center in Alexandria, Virginia and San Jose, California where help is available 12 hours a day, five days a week. Networking products have a lifetime warranty against failure or defective workmanship. The Company replaces its products upon submission of the failed product together with purchase documentation.

Research and Development

                  Research and development expense increased to $5.2 million in fiscal 1995 from $3.6 million in fiscal 1994. This increase is attributable to the addition of former DCA Token Ring engineers in the fourth quarter of fiscal 1994 as well as the development of new products introduced in fiscal 1995. Microdyne's expenditures for research and development in its Networking Products business was $3.8 million in 1995, $2.3 million in 1994 and $2.9 million in 1993. Research and development activities are carried out at the Company's facility in San Jose, California by a staff of approximately 30 engineers.

                  The Company focuses its engineering efforts on product cost reduction, extension of existing product lines and enrichment of features on existing products. The Company has historically obtained new technologies or new products primarily through OEM relationships or the purchase of technology as part of larger business acquisitions. Each of the four acquisitions completed between July 1994 and September 1995 has contributed specific new products and/or technologies to Microdyne.

Manufacturing and Supply

                  Because of variable demand for its products and the availability of low-cost contract production capabilities, Microdyne outsources virtually all of its board-level Networking Products manufacturing to contract manufacturers, which are primarily established, U.S.-based corporations. The Company believes it can maintain a high level of quality while reducing its cost of goods sold below that which the Company would incur if it manufactured products in-house. The Company believes there are a sufficient number of contract manufacturers to ensure adequacy of supply for the foreseeable future. Microdyne has experienced no substantial difficulty purchasing components and raw materials in the open market from multiple suppliers; however, certain integrated circuits are available from a single vendor and can require long lead times to obtain in quantity.

Competition

                  The networking products market is very competitive. The Company believes its ability to compete successfully depends on a number of factors, including: price; product features; product quality; performance and reliability; name recognition; international certification; retention of experienced sales, marketing and service personnel; development of new products and enhancements; and adherence to rapidly changing industry standards.

                  Microdyne competes with a number of vendors, including 3Com Corporation, Standard Microsystems Corporation and Intel Corporation, that have significantly greater financial, marketing, technical and other resources as well as the capacity to obtain components at lower cost either by purchasing large quantities of such components or by fabricating such components in-house. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion and sale of their products or control the timing of, or respond more effectively to, new product introductions.


AEROSPACE TELEMETRY

Overview

                  Data gathering and analysis is a basic requirement in the testing and analysis of any process or operation. When the process or device being measured is close at hand, it is a relatively simple task to attach probes, sensors or other measuring devices to the object. These devices convert physical measurements (e.g., temperature, rotation, pressure) into a variable stream of electrical current. The current flows over wires and is either shown on an analog display (a thermometer or voltmeter, for example) or converted into digital form and fed into a computer file. This well-established practice works well so long as the object or process to be measured is sufficiently close to permit wires to connect those probes and sensors with the computer logging the resulting output.

                  Telemetry is the technology of measuring various equipment performance parameters at a distance, and is required when the object under test is moving too quickly or is at too great a distance to use wires. In telemetry, a highly selective radio receiver is needed to gather information which is sent, usually in a rapid burst form, from, for example, a transmitter on board an aircraft or space vehicle. The information will consist of readings from hundreds of sensors recording such things as heat, vibration, stress and operational performance. Each sensor will produce its own data stream which must be transmitted and captured. In other applications such as weather satellites or space vehicles, the information will consist of data and video transmissions.

                  Since 1968, Microdyne has manufactured telemetry receivers, the sophisticated radio receivers that can accurately tune in and hold the telemetry signals from aircraft and space vehicles. During the past three years, Microdyne has expanded and updated its telemetry product line, including the addition of card-level products that perform essentially the same functions as the Company's traditional rack-mounted devices. Two trends are pushing telemetry receivers toward becoming board-level systems with computer control. First, very powerful personal computers can process telemetry data at rates previously unattainable. Second, telemetry receivers are increasingly being used in mobile environments such as aircraft and on board ships where the receivers' light weight and compactness are an advantage over larger rack mounted devices. The Company's new telemetry products include:

- A single-card telemetry receiver designed to plug into a VME, VXI or PC/AT ISA bus which contains much of the functionality of one of Microdyne's traditional rack-mounted receivers; and

- A board-level diversity combiner which is a special device to take the input of two telemetry receivers, each of which has been tuned to the same sets of frequencies, but at different polarity, and combine those two signal streams into one continuously readable data stream. This type of product is required whenever the telemetry stream comes from a vehicle that is maneuvering or rotating.

                  Other Aerospace Telemetry products include compact telemetry receivers and a sophisticated signal simulation source for use in calibrating telemetry equipment and systems, to ensure that a system is set up correctly and fully operational prior to a mission; and diversity combiners that allow data loggers to record an uninterrupted stream of data from two receivers, regardless of the polarity of the signal from the telemetry source.

Marketing and Sales

                  Telemetry systems are used in a variety of applications involving missiles, aircraft, satellites and other space vehicles. The four major user groups include Government testing ranges, aerospace companies engaged in the development and manufacture of missiles and satellites, companies that design and manufacture antennae used in tracking and receiving signals being sent from missiles and satellites and meteorological systems used to gather weather data.

                  Microdyne markets its products directly to these user groups through a sales and marketing department located at the Company's Ocala, Florida facility. Because most telemetry products are purchased directly or indirectly with Government funding, much of Microdyne's marketing effort is channeled into establishing and maintaining name and product recognition for the Company with Government agencies and aerospace and defense contractors. Beginning in 1993, Microdyne began undertaking projects combining the Company's telemetry components and subsystems with those of other manufacturers for international customers.

                  Government agency and Government prime contractor revenue in fiscal 1995 was $9.6 million, or 55.3% of total Aerospace Telemetry revenue, compared to $5.4 million, or 44.1% in 1994. Some of the Company's telemetry Government contracts contain price re-determination clauses. Through the end of fiscal 1995, Microdyne has received no claims based on such clauses. The Aerospace Telemetry business can be adversely affected by any substantial decreases in Government procurement of the Company's products and services. Microdyne's dependence upon such procurement has lessened significantly as the Company has shifted its emphasis to the commercial sale of Networking Products, although the telemetry industry remains dependent upon Government procurement. The Company believes there is growth potential in international markets, and has established a sales office in London. Microdyne also uses international manufacturers' representatives.

Research and Development and Manufacturing

                  Expenditures for Aerospace Telemetry research and development totaled $1.4 million, or 8.0% of telemetry revenue in 1995. This compared to $1.2 million, or 9.7% of telemetry revenue in 1994 and $1.1 million, or 8.3% of revenue in 1993. Microdyne maintains customer support operations in several cities and a volume manufacturing facility in Ocala, Florida.

Competition

                  The Company believes the domestic market for telemetry products is mature, with total revenue relatively stable from year to year. Microdyne believes it has the largest market share for telemetry receivers sold in the world. However, the market for defense electronics is very competitive and marked by a shift toward fewer, but much larger vendors. Microdyne believes that the relative maturity of the overall defense electronics market could attract competition from vendors in related fields of defense electronics that are seeking to expand total corporate sales by leveraging relationships with existing customers to include additional product lines in ancillary fields.

MANUFACTURER SUPPORT SERVICES

Overview

                  Large electronics manufacturers with established markets and sizable installed bases typically have an in-house technical support, warranty repair and after-warranty service capability. However, organizations new to the U.S. market or without large installed bases may determine that the cost of creating and maintaining such an activity is prohibitive. Further, manufacturers with in-house capabilities may require peak-demand assistance in these areas; such demand being created by the introduction of a new product or by seasonal sales. In such cases, manufacturers may turn to third-party organizations to staff and operate telephone technical support, warranty repair and after-warranty service centers.

                  Since 1989, the Company has provided outsourced services to one computer electronics manufacturer. These activities include telephone technical support, component and board repair and warranty administration. Microdyne provides its customer with trained personnel, including a staff of 252 full-time and 85 part-time employees in the customer's facilities near Los Angeles, California and in Indianapolis, Indiana. The Company's revenue is based on the number of employees assigned to each aspect of the customer's business, the number of hours worked by those employees and the rate at which Microdyne is paid for such services.

                  The Company maintains a contract with its customer which is currently set to expire in December 1995. Microdyne is optimistic that a new contract will be in place at or before the expiration of the existing contract, although no assurance can be given in this regard.

Marketing

                  Microdyne seeks to expand its manufacturer support services business. While the Company's primary focus is maintaining and expanding its relationship with its current customer, Microdyne believes it has the resources and expertise to serve other customers. Microdyne solicits contracts for this activity directly from such manufacturers.

Competition

                  The principal competition for manufacturer support services is in-house sourcing. Microdyne's customer may, upon notice, sever its contract with the Company and elect to perform these tasks using its own employees. Also, other third-party support vendors could win the customer's business by offering better terms. While the Company believes that its relationship with the customer is generally good, and the level of work performed for the customer has expanded significantly during the past two years, Microdyne seeks to reduce the risk of being displaced by either in-house staff or another third-party provider. The Company continually recruits highly skilled staff to meet the customer's growing requirements, upgrades the work skills of its staff through training, provides its staff with a career path to reduce turnover and increases efficiency so as to lower costs to the customer.

PATENTS AND PROPRIETARY RIGHTS

                  The Company does not consider that its business is dependent upon patent protection. Nevertheless, the Company is subject to the risk of adverse claims and litigation alleging infringement of the proprietary rights of others. From time to time the Company has received claims of infringement of other parties' proprietary rights. Although the Company believes that it does not infringe the valid patents of others, there can be no assurance that third parties will not assert infringement claims in the future with respect to the Company's current or future products or that any such claims will not require the Company to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms.

EMPLOYEES

                  As of October 1, 1995, Microdyne had 588 full-time and 85 part-time employees. None of Microdyne's employees is covered by a collective bargaining agreement. The Company believes its labor relations to be generally good. Employment by operation is as follows:

                                                                               FULL-TIME                        PART-TIME

                                                                             -------------                   --------------
 Networking Products . . . . . . . . . . . . . . . . . . . . . .                  182                               0
 Aerospace Telemetry . . . . . . . . . . . . . . . . . . . . . .                  138                               0

 Manufacturer Support Services . . . . . . . . . . . . . . . . .                  252                              85

 Corporate Headquarters  . . . . . . . . . . . . . . . . . . . .                   16                               0
                                                                             --------------                  --------------
            Total  . . . . . . . . . . . . . . . . . . . . . . .                  588                              85
                                                                             ==============                  ==============




                  Networking Products employees are located in Alexandria, Virginia and San Jose, California; Aerospace Telemetry employees are located in Ocala, Florida; Manufacturer Support Services employees are located at customer-owned facilities near Los Angeles, California and in Indianapolis, Indiana. Corporate headquarters employees are located in Alexandria, Virginia.

PROPERTIES

                  At October 1, 1995, the Company's principal facilities consist of the following:



     LOCATION               FACILITY SIZE       OWN/LEASE              FUNCTION

 ------------------         ---------------   --------------   --------------------------------
 Alexandria, VA             36,000 sq. ft.      Leased         Headquarters, marketing, sales


 Ocala, FL                 112,000 sq. ft.       Owned         Aerospace Telemetry


 San Jose, CA               80,000 sq. ft.      Leased         Manufacturing, engineering,
                                                               warehouse


                  A portion of the Ocala facility was financed by and stands as collateral for industrial revenue bonds, of which $304,000 was outstanding at October 1, 1995. The Ocala facility includes 5.5 acres of land.

BACKLOG

                  The Company does not believe backlog is a meaningful indicator of future business trends. Microdyne's Networking Products operation is not based upon either long lead times for delivery or contract delivery schedules. Rather, with the exception of out of stock products, Networking Products are generally shipped upon receipt of order. Aerospace Telemetry backlog is dependent upon the receipt or renewal of Government contracts, the timing over which the Company has no control. Company backlog amounted to $2.7 million at October 1, 1995 and $5.9 million at September 30, 1994.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

                  The following table lists the names of and position held by each executive officer and director of the Company:

          NAME                                 AGE                      POSITION
 -----------------------------------         ------    --------------------------------------------------------
 Philip T. Cunningham                          58      Chairman of the Board, President and Chief Executive
                                                       Officer

 Christopher M. Maginniss                      58      Treasurer, Executive Vice President, Chief Financial
                                                       Officer and Director

 R. Dale D'Alessio                             41      Senior Vice President - Sales and Marketing

 A. Ralph Mason                                52      Senior Vice President - Business Development

 David G. Laposata                             31      Vice President - Operations

 Neal H. Sanders                               46      Vice President and Corporate Secretary

 Christian J. Spitz                            44      Vice President - Aerospace Telemetry

 William Marshall Ellison II                   40      Controller and Assistant Treasurer

 Curtis M. Coward                              49      Director

 Gregory W. Fazakerley(1)(2)                   47      Director

 H. Brian Thompson(1)(2)                       56      Director

----------------------------

(1) Member of the Audit Committee

(2) Member of the Compensation Committee



                  PHILIP T. CUNNINGHAM has served as the Chairman of the Board, President and Chief Executive Officer of the Company since the FTC Transaction in June 1991. Mr. Cunningham served as President and Chairman of the Board of FTC from its inception in 1984 through the date of the merger. Mr. Cunningham served as a career naval officer from 1959 to 1979. He holds a BS from Holy Cross and an MBA from Harvard Business School.

                  CHRISTOPHER M. MAGINNISS has served as Treasurer, Executive Vice President, Chief Financial Officer and Director of the Company since the FTC Transaction in 1991. Mr. Maginniss served as Executive Vice President of FTC from June 1987 through the date of the FTC Transaction. Mr. Maginniss served as a career naval officer from 1959 to 1982. Subsequently, he was President of the Community Service Credit Union, in Groton, Connecticut.

                  R. DALE D'ALESSIO has served as Senior Vice President - Sales and Marketing of the Company since 1992 and as General Counsel of the Company since the FTC Transaction in 1991. Mr. D'Alessio also served as Secretary of the Company from 1991 until November 1994. Mr. D'Alessio joined FTC in 1985 serving as FTC's Director of Corporate Planning and Development until 1987, when he was promoted to Vice President and General Counsel, which positions he held until the FTC Transaction.

                  A. RALPH MASON has served as Senior Vice President - Business Development of the Company since the FTC Transaction in 1991. Mr. Mason joined FTC in 1986, serving as Director of Sales until 1988, when he was promoted to Vice President of Sales, which position he held until his 1991 promotion to Senior Vice President of FTC.

                  DAVID G. LAPOSATA has served as Vice President - Operations of the Company since 1992. Mr. Laposata joined FTC in 1987 serving as a pricing analyst until his 1991 promotion to Assistant Vice President of Systems Integration and Services, which position he held until the FTC Transaction.

                  NEAL H. SANDERS has served as the Company's Vice President since joining the Company in 1992 and as the Company's Corporate Secretary since November 1994. Mr. Sanders served as Director of Investor Relations for Occidental Petroleum from 1990 to 1991 and Director of Corporate Communications for Bolt Beranek and Newman, Inc. from 1982 to 1990.

                  CHRISTIAN H. SPITZ has served as Vice President - Aerospace Telemetry of the Company since 1993. Prior to 1993, Mr. Spitz was Vice President for Finance at Development Resources, Inc.

                  WILLIAM MARSHALL ELLISON II has served as the Company's Controller and Assistant Treasurer since the FTC Transaction in 1991. Mr. Ellison served as FTC's controller from 1990 to 1991. Mr. Ellison is a Certified Public Accountant.

                  CURTIS M. COWARD was appointed to the Board in September 1995 to fill a vacancy that arose following the death of a board member. He has been a Partner in the law firm of McGuire Woods Battle & Boothe, L.L.P., McLean, Virginia since 1986. He is also special counsel to the Republic of Kazakstan. Previously, Mr. Coward was President and Chief Executive Officer of Air Virginia/AVAIR from 1982 to 1986 and was Chairman of the Board of Directors of the Regional Airline Association in 1985. He is a Director of the Atlantic Council of the United States and a trustee of the U.S. Naval Academy Foundation.

                  GREGORY W. FAZAKERLEY has served as a member of the Board of Directors of the Company since 1991. Mr. Fazakerley has served as Chairman and Chief Executive Officer of Development Resources, Inc., a Washington, D.C.-based real estate development firm since 1983. Mr. Fazakerley is also the Managing General Partner of C/G Investments, a real estate partnership; President of the District of Columbia Building Industry Association; and a member of the Board of Directors of the YMCA of the Greater Metropolitan Washington area.

                  H. BRIAN THOMPSON has served as a member of the Board of Directors of the Company since 1991. Mr. Thompson has served as Chairman of the Board and Chief Executive Officer of LCI International, a world-wide long distance telecommunications company based in McLean, Virginia since 1991. From 1981 to 1990, Mr. Thompson served as Executive Vice President of MCI Communications Corporation. Mr. Thompson also served as the President of Subscription Television of America from 1979 to 1981. Beginning in 1968, Mr. Thompson spent nine years with McKinsey & Company, an international management consulting firm. Mr. Thompson is also a director of Comcast UK Cable Partners and a trustee of Capitol College.

DIRECTOR COMPENSATION

                  Directors of the Company who are not also officers receive $1,000 per meeting, whether regularly scheduled or special; $500 for telephone meetings; and reimbursement of reasonable expenses incurred in attending meetings. Directors who are not also executive officers receive, in addition to the foregoing fees and expense reimbursements, a quarterly fee of $4,000. Non-employee directors may, at their option, elect payment in the form of the Company's stock.

EXECUTIVE COMPENSATION

                  Summary Compensation

                  The following table sets forth individual compensation information for the Chief Executive Officer and the four other most highly paid executive officers for services rendered in all capacities during the fiscal years ended October 1, 1995, September 30, 1994 and 1993:

                           SUMMARY COMPENSATION TABLE


                                                                                              Long-Term
                                              Annual Compensation                             Compensation
                                         ---------------------------------                    -------------
                                                                            Other Annual      Options
                                                                            Compensation      Awarded
 Name and Principal Position             Year   Salary($)     Bonus($)         ($) (1)        (in shares)
 -------------------------------------   -----  --------      --------      -------------     ------------

 Philip T. Cunningham  . . . . . . .     1995   251,250       230,000       200,000(2)           --
      Chairman of the Board              1994   222,500        75,000       200,000(2)           --
      President and Chief                1993   200,000            --       200,000(2)           --
      Executive Officer

 Christopher M. Maginniss  . . . . .     1995   209,625       165,000           --            25,000
      Treasurer, Executive               1994   186,438        40,625           --            46,000
      Vice President,                    1993   162,000            --           --               --
      Chief Financial
      Officer and Director

 R. Dale D'Alessio . . . . . . . . .     1995   185,000        95,723           --            30,000
      Senior Vice                        1994   175,625        13,535           --            30,000
      President - Sales and              1993   147,500            --           --               --
      Marketing

 A. Ralph Mason  . . . . . . . . . .     1995   175,000        99,206           --            10,000
      Senior Vice                        1994   175,000        71,862           --               --
      President - Business               1993   150,000        43,116           --               --
      Development

 David G. Laposata . . . . . . . . .     1995   150,000        27,459           --               --
      Vice President -                   1994   130,000        15,652           --            75,000
      Operations                         1993   110,000            --           --            25,000

 ---------------------

(1) Does not include compensation associated with perquisites because such amounts do not exceed the lesser of either $50,000 or 10% of total salary and bonus disclosed.

(2) Compensation pursuant to Mr. Cunningham's Noncompetition Agreement.


                  Option Grants

                  The following table sets forth certain information with respect to stock options granted during fiscal year 1995 to the executive officers named in the Summary Compensation Table above. Also shown below is the potential realizable value over the term of the option (the period from the grant date to the expiration date) based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These amounts are based on certain assumed rates of appreciation and do not represent the Company's estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of the common stock.

                                  OPTION GRANTS IN YEAR ENDING OCTOBER 1, 1995
                           ---------------------------------------------------------
                             NUMBER OF     % OF TOTAL                                   POTENTIAL REALIZABLE VALUE
                            SECURITIES      OPTIONS                                     AT ASSUMED ANNUAL RATES OF
                            UNDERLYING     GRANTED TO                                    STOCK PRICE APPRECIATION
                              OPTIONS      EMPLOYEES       EXERCISE                      OPTIONS FOR OPTION TERM
                             ACQUIRED          IN           PRICE        EXPIRATION   -----------------------------
 NAME                         GRANTED     FISCAL YEAR     ($/SHARE)         DATE            5%             10%
 -------                   ------------   ------------  -------------   ------------   -------------  -------------
 Philip T. Cunningham           --             --               --           --             --              --
 Christopher M.  Maginniss  25,000(1)        9.3%              $4.25     10/01/04       $ 66,750        $169,335
 R. Dale D'Alessio          30,000(2)       11.2%               8.69     11/22/04        164,100         415,000
 A. Ralph Mason                 --             --               --           --             --              --
 David G. Laposata              --             --               --           --             --              --

   --------------------

   (1) All are exercisable from the date of grant as follows: one-third after one year; two-thirds after two years; and 100% after three years.

   (2)  All are exercisable as of May 22, 1995.



                  Option Exercises

                  The following table sets forth information with respect to option exercises and the aggregate value of unexercised options for the year ended October 1, 1995, held by each of the executive officers named in the Summary Compensation Table above. The value of unexercised in-the-money options at October 1, 1995 equals the market value of the underlying common stock at October 1, 1995 minus the exercise price.

      AGGREGATED OPTION EXERCISES IN THE FISCAL YEAR ENDED OCTOBER 1, 1995
                       AND OCTOBER 1, 1995 OPTION VALUES




                                                            NUMBER OF SECURITIES         VALUE OF UNEXERCISED IN-
                                                            UNDERLYING UNEXERCISED         THE-MONEY OPTIONS AT
                              SHARES                      OPTIONS AT OCTOBER 1, 1995          OCTOBER 1, 1995
                             ACQUIRED        VALUE      -----------------------------  -------------------------------
 NAME                       ON EXERCISE     REALIZED     EXERCISABLE   NON-EXERCISABLE   EXERCISABLE   NON-EXERCISABLE
                             --------       --------     -----------   ---------------   -----------   ---------------
 Philip T. Cunningham           --             --             --              --             --             --
 Christopher M. Maginniss      75,000      $1,268,498      140,368          47,334       $3,146,454     $1,005,140
 R. Dale D'Alessio            128,999       2,241,580       30,203          20,000          504,990        423,750
 A. Ralph Mason               120,000       1,737,976           45           6,667              925        137,090
 David G. Laposata             36,000         468,272        9,647          58,333          197,657      1,074,791


EMPLOYMENT AGREEMENTS

                     Effective June 21, 1991, the date of the FTC Transaction, the Company entered into an Executive Employment Agreement with Mr. Cunningham. Under the terms of the Executive Employment Agreement, Mr. Cunningham became the Company's Chairman of the Board, President and Chief Executive Officer. The employment agreement had a term of three years with an initial base annual salary of $200,000. On October 24, 1995, the Company entered into a new Executive Employment Agreement with Mr. Cunningham with respect to the same positions at an initial base annual salary of $275,000, which can be adjusted upward by the Board of Directors. The agreement also provides, among other things, that Mr. Cunningham is eligible to participate in discretionary bonuses authorized and declared by the Board of Directors and that Mr. Cunningham's employment can be terminable (i) upon his death or (ii) by the Company in the event he became permanently disabled, in which case Mr. Cunningham would be entitled to certain salary continuation rights. The agreement expires in 1999.

NONCOMPETITION AGREEMENTS

                     On June 21, 1991, Mr. Cunningham entered into a Noncompetition Agreement with the Company pursuant to which he agreed that, during the term set forth within the agreement, he would not, among other things, participate in any manner described in the agreement in any business which competes with the Company's. This Noncompetition Agreement was extended on June 21, 1995 for an additional term of four years. The Noncompetition Agreement also generally prohibits Mr. Cunningham from soliciting business from certain customers and suppliers of the Company and from disclosing certain information about the Company. The Noncompetition Agreement initially provides for the payment to Mr. Cunningham of $200,000 per year commencing June 21, 1995 and continuing for four years thereafter, unless Mr. Cunningham fails to comply with certain of the covenants set forth in the agreement. Mr. Cunningham is entitled to continue to receive the payments under the Noncompetition Agreement notwithstanding termination of his employment for any reason.

                       PRINCIPAL AND SELLING STOCKHOLDERS

                     The following table sets forth (i) certain information regarding beneficial ownership of the Company's Common Stock as of October 1, 1995 by (1) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (2) each director and executive officer of the Company and (3) all directors and executive officers of the Company as a group and (ii) the information set forth in (i) as adjusted to reflect the sale of the shares offered hereby Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

                              SHARES BENEFICIALLY OWNED                     SHARES BENEFICIALLY OWNED
                                  PRIOR TO OFFERING                            AFTER OFFERING (2)
                             ---------------------------   SHARES TO BE   -----------------------------
                                                              SOLD IN
 NAME                         NUMBER (1)    PERCENT (1)      OFFERING       NUMBER (1)     PERCENT (1)
------                        -----------   -----------      ---------      ----------     -----------
 Philip T. Cunningham         6,299,946(2)     49.3%       1,369,797          4,930,149(3)     33.3%(3)
 Christopher M. Maginniss       140,368         1.1%         100,000             40,368         *
 Gregory W. Fazakerley           33,000(4)       *               ---             33,000         *
 H. Brian Thompson               39,000(5)       *               ---             39,000         *
 Curtis M. Coward                10,000          *               ---             10,000         *
 R. Dale D'Alessio               30,203          *            30,203                ---         *
 A. Ralph Mason                      45          *               ---                 45         *
 David G. Laposata               10,647          *               ---             10,647         *
 Neal H. Sanders                  1,234          *               ---              1,234         *
 Wm. Marshall Ellison, II         3,333          *               ---              3,333         *
 Christian J. Spitz                 ---          *               ---                ---         *

 All Directors and
 Executive Officers as a
 Group (11 Persons)           6,566,576        51.3%       1,500,000          5,066,576       34.3%

--------------------------------
*Less than 1%

(1) Number of shares of Common Stock and percentage amounts include shares issuable pursuant to stock options that are exercisable within 60 days after October 1, 1995.

(2)                  Includes 894,763 shares held in a trust of which Mr.
                     Cunningham is trustee.

(3) Does not reflect the potential sale of 525,000 shares of Common Stock to the Underwriters pursuant to their exercise of an option, exercisable within 30 days of the date of this Prospectus for the purpose of covering over-allotments, if any. See "Underwriting." Assuming the complete exercise of such over-allotment option, Mr. Cunningham would own 4,405,149 shares, or 29.8%, of the outstanding Common Stock.

(4) Includes 3,000 shares beneficially owned by a trust for Mr. Fazakerley's son of which Mr. Fazakerley is a co-trustee (Mr. Fazakerley shares voting and dispositive power with respect to such shares).

(5) Includes 5,000 shares directly owned by Mr. Thompson, 2,000 shares beneficially owned by Mr. Thompson's spouse as trustee for Mr. Thompson's son, and 2,000 shares beneficially owned by Mr. Thompson's spouse as trustee for Mr. Thompson's daughter. Mr. Thompson disclaims beneficial ownership of the shares held in trust for his son and daughter.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

                     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.10 par value per share. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the Common Stock entitled to vote in any election of directors may elect all the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors at its discretion from funds legally available therefore. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to receive ratably the net assets of the Company available after the payment of debts and other liabilities. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding Common Stock are, and the Common Stock offered hereby when issued and paid for will be, fully paid and non-assessable. As of October 1, 1995, there were 12,789,666 shares of Common Stock outstanding held by approximately 1,600 holders of record.

                                  UNDERWRITING

                     Subject to the terms and conditions set forth in the Underwriting Agreement among the Company, the Selling Stockholders and Oppenheimer & Co., Inc., Schroder Wertheim & Co., Incorporated and Tucker Anthony Incorporated as representatives (the "Representatives") of the Underwriters (the "Underwriting Agreement"), the Underwriters named below have severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to the several Underwriters, the number of shares of Common Stock set forth opposite their names below:



                                                                                              Number
Underwriters                                                                                 of Shares
----------------                                                                            ----------

Oppenheimer & Co., Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Schroder Wertheim & Co., Incorporated . . . . . . . . . . . . . . . . . . . . . . . . . .
Tucker Anthony Incorporated . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .






                                                                                            ----------


     Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3,500,000
                                                                                            =========

                     The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all of the above shares offered hereby if any are purchased.

                     The Underwriters propose to offer the Common Stock directly to the public at the offering price set forth on the cover page of this Prospectus and at such price less a concession of not in excess of $
per share to certain securities dealers, of which a concession of not in excess
of $    per share may be reallowed to certain other securities dealers. After this offering, the public offering price, allowances, concessions and other selling terms may be changed by the Representatives.

                     A Selling Stockholder has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase from such Selling Stockholder up to an aggregate of 525,000 additional shares of Common Stock to cover over-allotments, if any, at the pubic offering price less the underwriting discount set forth on the cover page of this Prospectus. See "Principal and Selling Stockholders." If the Underwriters exercise their over-allotment option to purchase any of the 525,000 additional shares of Common Stock, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the 3,500,000 shares of Common Stock offered hereby. Such Selling Stockholder will be obligated, pursuant to the over-allotment option, to sell shares to the Underwriters to the extent such over-allotment option is exercised.

                     Certain stockholders of the Company holding 6,299,946 shares in the aggregate have agreed, pursuant to lock-up agreements, not to sell, make any short sale of, loan, grant any option for the purchase of or otherwise dispose of any shares or any securities convertible into or exchangeable or exercisable for shares without the consent of Oppenheimer & Co., Inc. for 180 days after the date of the Prospectus. Certain other stockholders of the Company which beneficially own 266,630 shares in the aggregate have agreed, pursuant to lock-up agreements, not to sell, make any short sale of, loan, grant any option for the purchase of or otherwise dispose of any shares or any securities convertible into or exchangeable or exercisable for shares without the consent of Oppenheimer & Co., Inc. for 90 days after the date of the Prospectus. The Company has agreed that it will not, without the consent of Oppenheimer & Co., Inc., offer, sell, or dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock until 180 days after the date of this Prospectus (except for (i) shares issued pursuant to stock options outstanding on the date hereof and (ii) stock options issued pursuant to employee benefit or incentive compensation plans in effect on the date hereof).

                     The Company and the Selling Shareholders have agreed to indemnify the Representatives of the Underwriters against certain liabilities, including without limitation, liabilities under the Securities Act.

                     In connection with this offering, the Underwriters and selling group members (if any) or their respective affiliates intend to engage in passive market making transactions in the Common Stock of the Company on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") during the two business day period before commencement of offers or sales of the shares of Common Stock offered hereby. The passive market making transactions must be identified as such and comply with applicable volume and price limits. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

                     Certain legal matters in connection with the shares of Common Stock offered hereby will be passed upon for the Company by McGuire, Woods, Battle & Boothe, L.L.P., McLean, Virginia, of which Curtis M. Coward, a director of the Company, is a partner. Certain legal matters will be passed upon for the Underwriters by Morgan, Lewis & Bockius LLP, New York, New York.

                                    EXPERTS

                     The consolidated financial statements and schedules included in the Company's Annual Report on Form 10-K for the year ended September 30, 1994 are incorporated herein by reference in reliance on the report of Grant Thornton LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                     The financial statements of Eagle Technology (A Business Unit of Artisoft, Inc.) for the six months ended December 31, 1994 and for the six months ended June 30, 1994 included in the Company's Current Report on Form 8-K/A filed on April 11, 1995 are incorporated herein by reference in reliance on the report of KPMG Peat Marwick L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                     The financial statements incorporated in this Prospectus by reference to the financial statements of Eagle Technology for the year ended December 31, 1993 included on pages 14 to 22 of Microdyne Corporation's Form 8-K/A dated April 11, 1995 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                   TRADEMARKS

                     The Company sells products under various trademarks and trade names to which reference is made in this Prospectus that are the property of owners other the Company. Such owners have reserved all rights with respect to their respective trademarks and trade names.

                             ADDITIONAL INFORMATION

                     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements, and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 75 Park Place, 14th Floor, New York, NY 10007. Copies of such material also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The common stock is listed for trading on the NASDAQ National Market. Reports, proxy and information statements, and other information concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                     The Company has filed with the Commission a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration

Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained from the Commission at the same address at prescribed rates.

                           INCORPORATION BY REFERENCE

                     The following documents of the Company, which have been filed with the Commission, are hereby incorporated by reference in this Prospectus and made a part hereof:

                     (a) the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994;

                     (b) the Company's Current Report on Form 8-K dated January 6, 1995 as amended by Form 8-K/A dated April 11, 1995;

                     (c) the Company's Current Report on Form 8-K dated January 26, 1995;

                     (d) the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1994;

                     (e) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995;

                     (f) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995;

                     (g)   all other reports filed by the Company pursuant to
                           Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to in (a) above; and

                     (h) the response to Item 1 in the Form 8-A Registration Statement which the Company filed with the Commission in 1970 pursuant to Section 12(b) of the Exchange Act (File No. 0-4384); and the information set forth under "Description of Microdyne's Securities" in the Company's Registration Statement on Form S-4 filed on May 31, 1991, under the Securities Act of 1933.

                     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering (the "Offering") shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained herein or in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or in any accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                     The Company will provide without charge to each person to whom this Prospectus is delivered, upon oral or written request, a copy of any or all of the foregoing documents incorporated herein by reference other than exhibits to such documents (unless the exhibits are specifically incorporated by reference into such documents). Requests should be directed to William Marshall Ellison, II, Assistant Treasurer and Controller, Microdyne Corporation, 3601 Eisenhower Avenue, Alexandria, Virginia 22304, telephone number (703) 739-0500.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                  PAGE
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                                 F-2


CONSOLIDATED FINANCIAL STATEMENTS

                     CONSOLIDATED BALANCE SHEETS                                                   F-3

                     CONSOLIDATED STATEMENTS OF OPERATIONS                                         F-4

                     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                               F-5

                     CONSOLIDATED STATEMENTS OF CASH FLOWS                                         F-6

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                    F-7

                       [Grant Thornton LLP Letterhead]


Report of Independent Certified Public Accountants


Board of Directors
Microdyne Corporation


We have audited the accompanying consolidated balance sheets of Microdyne Corporation (the Company) as of September 30, 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Microdyne Corporation as of September 30, 1994, and results of its operations and its cash flows for each of the two years in the period ended September 30, 1994 in conformity with generally accepted accounting principles.


/s/ Grant Thornton LLP

Washington, D.C.
November  8, 1994

                             MICRODYNE CORPORATION

                          CONSOLIDATED BALANCE SHEETS


 ASSETS
                                                                                            September 30,        October 1, 1995
                                                                                                 1994              (unaudited)
                                                                                             ----------          --------------
                                                                                                     (in thousands)
 CURRENT ASSETS
     Cash                                                                                   $     2,628               $     5,618
     Accounts receivable, net (note C)                                                           30,249                    58,649
     Inventories (notes A2 and D)                                                                11,725                    25,917
     Loan receivable - officers (note L)                                                             28                       193
     Income tax receivable (note I)                                                                 140                       750
     Prepaid expenses and deposits                                                                1,791                     1,240
     Deferred income tax asset (note I)                                                           1,698                     1,243
                                                                                             ----------                ----------

          Total current assets                                                                   48,259                    93,610

 PROPERTY AND EQUIPMENT, net (notes A3 and E)                                                     4,086                     4,749

 PRODUCT LINE ACQUISITION COST (note B)                                                           2,057                    10,333

 OTHER ASSETS (note A4)                                                                           1,438                     1,133
                                                                                             ----------               -----------
                                                                                            $    55,840              $    109,825
                                                                                             ==========               ===========

 LIABILITIES AND STOCKHOLDERS' EQUITY


 CURRENT LIABILITIES
     Current maturities of long-term obligations (note H)                                        $3,195                    $5,483
     Accounts payable - trade                                                                    12,286                    26,509
     Accrued liabilities (note G)                                                                 9,608                    21,603
     Income tax payable (note I)                                                                    426                       -
                                                                                               --------                  --------

          Total current liabilities                                                              25,515                    53,595

 LONG-TERM OBLIGATIONS, net of current maturities (note H)
                                                                                                 11,675                    16,999
 DEFERRED INCOME TAX PAYABLE (note I)
                                                                                                    360                       300
 COMMITMENTS AND CONTINGENCIES (note J)
                                                                                                    -                         -
 STOCKHOLDERS' EQUITY (note K)
     Common stock, $.10 par value, authorized 50,000,000 shares, 12,789,666 shares, issued and outstanding at October 1, 1995 and 11,814,697 shares
     issued and outstanding at September 30, 1994                                                 1,181                     1,279
     Additional paid-in capital                                                                   1,534                     9,483
     Retained earnings                                                                           15,575                    28,169
                                                                                             ----------               -----------

          Total Stockholders' Equity                                                             18,290                    38,931
                                                                                             ----------               -----------
                                                                                             $   55,840              $    109,825
                                                                                              =========               ===========


   The accompanying notes are an integral part of these financial statements.

                             MICRODYNE CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS





                                                                   Year Ended                Year Ended              Year Ended
                                                                 September 30,             September 30,          October 1, 1995
                                                                      1993                      1994                (unaudited)
                                                                  ------------              ------------          ---------------
                                                                             (in thousands, except per share data)

 Revenue (note A1)                                                  $     78,174            $     101,294          $     170,078
 Cost of goods sold                                                       52,525                   73,259                117,308
                                                                     -----------              -----------           ------------
     Gross profit                                                         25,649                   28,035                 52,770

 Selling, general and administrative expense                              18,032                   16,650                 24,369
 Research and development                                                  4,172                    3,586                  5,197
 Restructuring charges (note O)                                            3,462                     -                     -
                                                                     -----------              -----------           ------------

     Earnings (loss) from operations                                         (17)                   7,799                 23,204

 Other (expense) income
     Interest expense                                                       (542)                    (554)                (1,820)
     Other                                                                    74                       55                   (984)
                                                                         -------                  -------              ----------

     Earnings (loss) before income taxes                                    (485)                   7,300                 20,400

 Provision (benefit) for income taxes (note I)

     Current                                                              (2,638)                     644                  7,410
     Deferred                                                              2,386                    2,057                    396
                                                                      ----------               ----------               --------
                                                                            (252)                   2,701                  7,806
                                                                       ----------              ----------               --------
     Earnings (loss) before cumulative effect of
     change in accounting principle                                         (233)                   4,599                 12,594

 Cumulative effect of change in accounting
 principle for income taxes (note I)                                       1,744                      -                      -
                                                                      ----------               ----------            -----------

     NET EARNINGS                                                    $     1,511              $     4,599           $     12,594
                                                                      ==========               ==========            ===========

 Earnings per share                                                  $      0.10              $      0.35           $       0.96
                                                                      ==========               ==========             ==========

 Weighted average shares outstanding (note A5)                            14,428                   13,088                 13,096
                                                                      ==========              ===========            ===========



   The accompanying notes are an integral part of these financial statements.

                             MICRODYNE CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

          Years ended September 30, 1993, September 30, 1994 and October 1, 1995
                                 (unaudited)


                                                                         Common Stock
                                                                         ------------
                                                                                                     Additional
                                                                 Number of                             paid-in          Retained
                                                                   shares          Par Value           capital          earnings
                                                                   -------         ---------           --------         --------
                                                                                          (in thousands)
                                                                       13,929        $1,393            $13,261           $9,465
  Balance, September 30, 1992

  Issuance of stock associated with stock options                         104            11                324              -

  Issuance of stock associated with stock purchase plan                    13             1                 55              -

  Tax benefit from option exercises                                       -             -                  127              -

  Compensation from issuance of stock options                             -             -                  (54)             -

  Net earnings                                                            -             -                  -              1,511
                                                                     --------      --------           --------         --------

  Balance, September 30, 1993                                          14,046         1,405             13,713           10,976

  Issuance of stock associated with stock options                          50             5                256              -

  Issuance of stock associated with stock purchase plan                    10             1                 39              -

  Unrealized loss on marketable equity security                           -             -                  (33)             -

  Purchase and cancellation of common stock                           (2,291)          (230)           (12,441)             -

  Net earnings                                                            -             -                  -              4,599
                                                                     --------      --------           --------       ----------

  Balance, September 30, 1994                                          11,815         1,181              1,534           15,575

  Issuance of stock associated with stock options                         965            97              3,526              -

  Issuance of stock associated with stock purchase plan                    10             1                112              -

  Tax benefit from option exercises                                       -             -                4,311              -

  Net earnings                                                            -             -                  -             12,594
                                                                     --------      --------           --------      -----------

  Balance, October 1, 1995                                             12,790   $     1,279        $     9,843     $     28,169
                                                                       ======   ===========        ===========     ============

      The accompanying notes are an integral part of these financial statements.

                             MICRODYNE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                    Year Ended              Year Ended              Year Ended
                                                                  September 30,            September 30,          October 1, 1995
                                                                        1993                   1994                 (unaudited)
                                                                    ------------          --------------            -----------
                                                                                          (in thousands)
 Increase (Decrease) in Cash
 Cash flows from operating activities
    Net earnings                                                    $     1,511              $     4,599            $     12,594
    Adjustments to reconcile net earnings to net cash
    from operating activities, exclusive of effect of
    acquisitions and dispositions:
      Depreciation and amortization                                       1,737                    1,771                   2,094
      Provision for doubtful accounts receivable
              and inventory obsolesence                                     619                    1,316                   1,734
      Gain on disposal of property and equipment                            (11)                      (1)                      -
      Changes in assets and liabilities:
        Increase in accounts receivables                                 (5,031)                 (10,939)                (29,672)
        (Increase) decrease in inventories                                3,153                    3,585                  (3,865)
        Decrease (increase) in prepaid expenses                             318                     (557)                    159
        Decrease (increase) in other assets                                (435)                     198                     392
        (Increase) decrease in income tax receivable                     (2,461)                   3,091                    (610)
        Decrease in deferred assets                                         642                    2,057                     456
        Increase in accounts payable and other                            3,850                    6,883                  26,051
          accruals                                                   ----------               ----------             -----------


          Net cash provided by operating activities                       3,892                   12,003                   9,333

 Cash flows from investing activities
    Product line acquisitions                                                 -                   (4,750)                (20,962)
    Additions to property and equipment                                    (465)                    (826)                   (887)
    Cash from sale of subsidiary                                              -                    1,000                       -
    (Loans to) payments from stockholder/officer                            (70)                     103                    (165)
                                                                       ---------                --------               ----------

          Net cash used in investing activities                            (535)                  (4,473)                (21,914)

 Cash flows from financing activities
     Net payments borrowings on notes payable                            (3,260)                  (5,990)                      -
     Net borrowings (payments) on long-term debt                            (81)                  11,323                   7,981
     Issuance of common stock                                               517                      300                   3,279
     Tax benefit from exercise of stock options                               -                        -                   4,311
     Redemption of common stock                                               -                  (12,670)                    -
                                                                      ---------                  --------               --------

          Net cash provided by (used in) financing
          activities                                                     (2,824)                  (7,037)                 15,571
                                                                     -----------             ------------            -----------
          Net increase in cash                                              533                      493                   2,990

 Cash at beginning of year                                                1,602                    2,135                   2,628
                                                                     ----------               ----------              ----------

 Cash at end of year                                                $     2,135              $     2,628             $     5,618
                                                                     ==========               ==========              ==========

   The accompanying notes are an integral part of these financial statements

                             MICRODYNE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     September 30, 1993, September 30, 1994 and October 1, 1995 (unaudited)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                     The consolidated financial statements as of October 1, 1995 are unaudited; however, in the opinion of management, all adjustments necessary for a fair presentation of the consolidated financial statements for the year have been included.

                     A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

                     1.  Revenue Recognition

                     Revenue from the sale of computer hardware, peripheral equipment and computer networking products, including software, is recognized when the products are shipped. Outside repair and telephone technical support revenue is recognized as service is provided. Revenue from the manufacture of aerospace telemetry products and systems is recognized using the percentage-of- completion method where progress is measured based on costs incurred to date as compared to total expected costs. Estimated losses on aerospace telemetry contracts, if any, are recognized when they are identified.

                     The Company provides terms of net 30 days for most products its sells. On certain products, these terms may be extended at the discretion of management.

                     The Company's agreements with distributors allow defective products to be returned for credit. Distributor terms also permit stock rotation of products, a standard practice in the electronics industry. The Company from time to time sells products on a non-cancellation, no-return basis. In such cases, pricing will reflect the non-cancelable nature of the order. Distributor agreements also provide distributors with protection against price decreases applicable to products in distributors' inventories at the time of the decrease. Provision has been made in the accompanying financial statements for the estimated liability associated with defective product returns, stock rotations and price decreases.

                     The Company makes every effort to balance distributor inventory so as to minimize product returns. However, distributors maintain stocking levels of products, and such targeted levels may change without notice, which could decrease the Company's revenue in a given period. Moreover, distributors characteristically sell products at a small mark-up to the price from which they are obtained from manufacturers, and terms of sale may influence a distributor's decision to carry certain products. If, based on unanticipated distributor stocking levels, unanticipated price competition, or otherwise, the Company is unable to estimate production requirements of its distributors and future sales levels generally, the Company's revenue may fluctuate due to production in excess of demand. Moreover, the inability of the Company to timely market such excess inventory on economically viable terms could have a material adverse effect on the Company. Conversely, if the Company's production is insufficient to satisfy demand, the Company could be adversely affected.

                             MICRODYNE CORPORATION

     September 30, 1993, September 30, 1994 and October 1, 1995 (unaudited)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

The Company's business activity is geographically diverse, with sales within the United States as well as in foreign countries. The majority of the Company's customers are in the communications networking industry. The Company derived approximately 11%, 7% and 8% of its revenue for the years ended September 30, 1993, September 30, 1994, and October 1, 1995, respectively, from product sales to and maintenance contracts with various agencies of or prime contractors to the U.S. Government. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling its contractual commitment is limited to the contractual amount of the receivable.

Approximately 57%, 47%, and 73% of the Company's revenue in the years ended September 30, 1993, September 30, 1994, and October 1, 1995, respectively, was generated pursuant to a number of manufacturing and technology agreements and licenses with Novell, Inc. In return for royalties, the Company is granted the non-exclusive, worldwide right to manufacture and distribute various networking products utilizing the licensed technology. These agreements have different termination dates and provide for renewal for additional one-year periods with the consent of both parties. Each party has the right to terminate the agreement at any time upon 90 days prior written notice.

The Company's revenue is dependent to a substantial extent on the ability of Novell to maintain a significant market share of the network operating systems software market. Novell faces competition from several sources, including Microsoft Corporation's Windows NT network operating system. The loss of the right to sell NetWare under OEM license, or a substantial decline in Novell's share of the network operating system market would have a material adverse effect on the Company.

The Company is also required to pay royalties to Attachmate (formerly DCA) pursuant to that product line acquisition in July 1994 (see Note B).

Total royalty expense was $4,810,000, $4,560,000 and $6,374,000 for the years ended September 30, 1993, September 30, 1994, and October 1, 1995 respectively.

2.  Inventories

Inventories are stated at the lower of cost or market. Inventories are standard-cost based, with such standards reviewed periodically against purchase prices and adjusted as appropriate.

3.  Property and Equipment

Property and equipment are stated at cost and are depreciated or amortized using the straight-line method over the following estimated useful lives:

                     Machinery and equipment     3-10 years
                     Buildings                   20 years
                     Furniture and fixtures      3 - 5 years
                     Rental equipment            5 years
                     Automobiles                 3-5 years
                     Leasehold improvements      Shorter of term of lease or
                                                   life of asset

                             MICRODYNE CORPORATION

     September 30, 1993, September 30, 1994 and October 1, 1995 (unaudited)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

                     a.  Capitalized Software Costs

                     Included in other assets as of October 1, 1995 is $671,000 in net capitalized software costs. The Company's policy is to expense the costs incurred prior to establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including anticipated future gross revenue, estimated economic life and changes in technologies. Development costs beyond the point of technological feasibility are capitalized. Amortization, which begins when the product is available for general release, occurs over the estimated economic life which is typically between one and two years. Amortization expense associated with capitalized software costs for the years ended September 30, 1993, September 30, 1994 and October 1, 1995 was $196,000, $473,000 and $494,000, respectively.

                     b.  Earnings Per Share

                     Earnings per common and common equivalent share is computed by dividing the earnings or loss by the weighted average number of common and common equivalent shares outstanding during the respective years.

                     The weighted average number of shares outstanding with the number of shares used in the computation of earnings per share is as follows (in thousands):

                                                                       1993                    1994                     1995
                                                                       ----                    ----                     ----

 Common shares                                                        14,022                  12,715                   12,224
 Common equivalent shares from stock options                             406                     373                      872
                                                                    --------                --------                 --------
                                                                      14,428                  13,088                   13,096
                                                                    ========                ========                 ========

                     c.  Fiscal Year

                     During fiscal year 1995, the Company changed its fiscal year from September 30 each year to a 52 or 53 week year ending on the Sunday nearest the last day of September in each year. Therefore, fiscal year 1995 ended on October
                     1, whereas the previous two years were under the fiscal calendar which ended on September 30 in 1993 and 1994. All references to years relate to fiscal years rather than calendar years.

                             MICRODYNE CORPORATION

     September 30, 1993, September 30, 1994 and October 1, 1995 (unaudited)

NOTE B - ACQUISITIONS AND DISPOSITIONS

In July 1994, Digital Communications Associates ("DCA") sold to the Company certain fixed assets, property, rights, and inventory related to DCA's Token Ring product line. The purchase price was approximately seven million dollars, representing the net book value of the assets sold and guaranteed minimum royalties of three million dollars. This minimum royalty commitment covers five years and the long-term portion is presented as both a product line acquisition cost and a long-term obligation in the consolidated balance sheets. Such deferred minimum royalties will be amortized over five years as payments are made.

Selected unaudited proforma information (in thousands, except earnings per share) which reflects the impact the Token Ring acquisition would have made on the Company's statements of operations had it occurred at the beginning of each of the years presented is as follows:

                                                 Combined                    Combined
                                                   Year                        Year
                                                   Ended                       Ended
                                                  9/30/93                     9/30/94
                                                  -------                     -------
 Revenue                                          $103,572                    $121,959
 Net earnings                                        3,515                       6,142
 Earnings per share                                  $0.24                       $0.47

The Company also acquired certain product lines, inventory, fixed assets and intellectual property from Gateway Communications, Inc. for two million dollars in a purchase transaction initiated in June 1994 and completed in September 1994. Proforma information for this acquisition is not presented due to immateriality.

In January 1995, the Company acquired the Eagle Technology ("Eagle") business from Artisoft, Inc. Eagle provided the Company with a family of Ethernet adapter cards, file server cards, hubs, and print server cards. The purchase price was $16.5 million, representing $8.3 million in inventory, $7.5 million in goodwill and other intangibles, and $700,000 in fixed assets. The amortization period for the intangibles, based on management's estimate of the useful life of the acquired technology, is seven years.

Selected unaudited proforma information (in thousands, except earnings per share) which reflects the impact the Eagle acquisition would have made on the Company's statements of operations had it occurred at the beginning of each of the years presented is as follows:

                                                 Combined                    Combined
                                                     Year                        Year
                                                    Ended                       Ended
                                                  10/1/93                     10/1/93
                                                  -------                     -------
 Revenue                                         $152,358                    $179,693
 Net earnings                                       7,981                      12,491
 Earnings per share                                 $0.61                       $0.95

                             MICRODYNE CORPORATION

     September 30, 1993, September 30, 1994 and October 1, 1995 (unaudited)

NOTE  B  - ACQUISITIONS AND DISPOSITIONS - Continued

                     In September 1995, the Company acquired the Ethernet product line from National Semiconductor ("National"). This acquisition included certain intangibles of $1.8 million and National's 10Mb and 10/100Mb Ethernet adapter card inventory of approximately $3.5 million. As of October 1, 1995, the Company owed National approximately $3.3 million related to this acquisition which is included in accrued liabilities. Proforma information for this acquisition is not presented due to immateriality. The amortization period for the intangibles, based on management's estimate of the useful life of the acquired technology, is seven years.

                     In December 1993, the Company sold the net assets and operations of Wireless Data Corporation, a subsidiary which manufactured industrial telemetry products, for one million dollars in cash and a $300,000 note which was subsequently paid.

NOTE C  - ACCOUNTS RECEIVABLE

                     Accounts receivable are comprised of the following:

                                                                            As of September 30,                  As of October 1,
                                                                                    1994                                1995
                                                                               --------------                   ------------------
                                                                                               (in thousands)
 Commercial                                                                     $     24,109                    $     52,883
    Billed                                                                             2,584                           2,618
                                                                                       -----                           -----
    Unbilled                                                                          26,693                          55,501

 U.S. Government
    Billed                                                                             2,249                           3,774
    Unbilled                                                                           2,123                           1,064
                                                                                  ----------                      ----------
                                                                                       4,372                           4,838
    Other                                                                                107                              89
                                                                                 -----------                       ---------
                                                                                      31,172                          60,428
 Allowance for doubtful accounts and other reserves                                     (923)                         (1,779)
                                                                                    ---------                   -------------
                                                                                  $   30,249                     $    58,649
                                                                                   =========                      ==========

                     Management believes all unbilled accounts receivable will become billable and collectable in the next year.

                     The following is a table depicting the activity in the Company's allowance for doubtful accounts and other related receivables reserves for the years ended:

                                                     September 30,                September 30,                     October 1,
                                                          1993                         1994                            1995
                                                       ----------                  ------------                  --------------
                                                                                  (in thousands)
 Beginning balance                                     $      351                     $     362                     $     923
 Provision charged to operations                              318                           954                         1,271
 Amounts written off                                         (307)                         (393)                         (415)
                                                       -----------                    ----------                    ----------

 Ending balance                                          $    362                     $     923                   $     1,779
                                                          =======                      ========                    ==========

                             MICRODYNE CORPORATION

     September 30, 1993, September 30, 1994 and October 1, 1995 (unaudited)

NOTE D - INVENTORIES

                     Inventories are comprised of the following:

                                                       As of September 30,             As of October 1,
                                                               1994                           1995
                                                          --------------               -----------------
                                                                         (in thousands)
 Raw materials                                                 $     6,270                    $     6,122
 Work-in-process                                                       696                          1,145
 Finished goods                                                      6,764                         20,449

                                                               -----------                    -----------
                                                                    13,730                         25,716
 Less reserve for obsolescence                                      (2,005)                        (1,799)
                                                               ------------                   ------------

                                                              $     11,725                   $     25,917
                                                               ===========                    ===========


                     The inventory values above are net of restructuring reserves of $1,438,000 and $74,000 as of September 30, 1994 and October 1, 1995, respectively. See note O.

                     The following is a table depicting the activity in the Company's reserve for obsolescence for the years ended:


                                                              September 30,             September 30,                October 1,
                                                                   1993                       1994                       1995
                                                                ----------             ----------------            --------------
                                                                                       (in thousands)
 Beginning balance                                               $     830               $      796                $     2,005
 Increase in reserves
    Provision charged to operations                                    301                      321                        463
    Established upon acquisitions                                        -                    1,185                      1,090
 Amounts written off to reserve                                       (336)                    (297)                    (1,759)
                                                                  ---------               ----------               ------------

    Ending balance                                               $     796               $    2,005                $     1,779
                                                                  ========                =========                 ==========

                             MICRODYNE CORPORATION

     September 30, 1993, September 30, 1994 and October 1, 1995 (unaudited)

NOTE E - PROPERTY AND EQUIPMENT

                     Property and equipment are comprised of the following:


                                                                                   As of                               As of
                                                                               September 30,                         October 1,
                                                                                    1994                                1995
                                                                               --------------                   ------------------
                                                                                               (in thousands)
 Machinery and equipment                                                         $     5,851                     $     7,619
 Buildings and land                                                                    1,859                           1,859
 Furniture and fixtures                                                                1,131                           1,411
 Automobiles                                                                             190                              91
 Leasehold improvements                                                                   79                             147
                                                                                     -------                       ---------
                                                                                       9,110                          11,127
 Accumulated depreciation and amortization                                            (5,024)                         (6,378)
                                                                                    ---------                       ---------
                                                                                  $    4,086                      $    4,749
                                                                                   =========                       =========

NOTE F - SHORT-TERM BORROWINGS

                     The Company had a $5.0 million Revolving Line of Credit which was payable upon demand. In January 1995 when the Company restructured its bank debt pursuant to the Eagle Acquisition, this demand line of credit was converted to a $17.5 million Revolving Note (against which $12.0 million was borrowed) due in January 1998.

                     Following is a summary of short-term borrowings:


                                                              As of                       As of                      As of
                                                          September 30,               September 30,                October 1,
                                                               1993                         1994                      1995
                                                          --------------                ------------              -------------
                                                                                     (in thousands)
 Average outstanding borrowings for the
   period (1)                                              $     5,745                   $       333               $   2,571
 Maximum borrowing for the period                                7,600                         4,000                   2,571
 Amounts outstanding at end of year                              5,990                         -                           -
 Weighted average interest rate for the
   period (2)                                                     5.61%                      5.79%                   6.875%
 Weighted average interest rate                                   6.00%                      5.75%                   6.875%


(1) Average borrowings for 1995 are computed for the one month of the fiscal year when the line of credit existed.

(2)                  Interest charges divided by average outstanding balance.

                             MICRODYNE CORPORATION

     September 30, 1993, September 30, 1994 and October 1, 1995 (unaudited)


NOTE G - ACCRUED LIABILITIES

                     Accrued liabilities are comprised of the following:

                                                                      As of                    As of
                                                                  September 30,              October 1,
                                                                       1994                     1995
                                                               --------------------    ---------------------
                                                                              (in thousands)
 Inventory purchases, including $2,500 due National           $              6,441     $             16,259
 Commissions and royalties                                                   1,188                      798
 Payroll and payroll taxes                                                   1,117                      928
 Vacation                                                                      383                      584
 Amounts due Artisoft                                                            -                    1,416
 Amounts due National Semiconductor (non-inventory)                              -                      839
 Other                                                                         479                      779
                                                                    --------------             ------------
                                                              $              9,608     $             21,603
                                                                    ==============             ============


NOTE H - LONG-TERM OBLIGATIONS

                     Pursuant to financing the Eagle acquisition, the Company restructured its bank debt in January 1995 (See Note F). The Company's Term Note and Revolving Note Agreements call for the Company to maintain compliance with various financial covenants associated with the Company's working capital and leverage. As of October 1, 1995, the Company was in compliance with the various covenants. The Revolving Note limit was increased to $22.5 million in October 1995.

                     Long-term obligations consists of the following as of:

                                                                               September 30,             October 1,
                                                                                    1994                    1995
                                                                            --------------------   ---------------------
                                                                                           (in thousands)

                     Amounts outstanding on a  $22,500,000 Revolving
                       Note. This note is collateralized by a security
                       interest in the Company's receivables, equipment,
                       and inventories, and is payable in January 1998.
                       Interest is payable monthly and is at prime or the
                       London Interbank Offer Rate (LIBOR) plus a premium
                       that is 0.1% lower than that for the Revolving Note.               -                $ 12,000

                             MICRODYNE CORPORATION

     September 30, 1993, September 30, 1994 and October 1, 1995 (unaudited)

NOTE H - LONG-TERM OBLIGATIONS - Continued

 Amounts outstanding on a $12,000,000 Term Note.
    The principal balance is payable in installments of
    $600,000 each on July 1, 1994, October 1, 1994, Janaury
    1, 1995 and April 1, 1995, an additional $500,000
    payment in Janaury, 22 equal consecutive monthly
    installments of $400,000 each (beginning on July 1,
    1995) and a final installment of $300,000 due on May 1,
    1997. This note is collateralized by a security
    interest in the Company's receivables, equipment, and
    inventories. Interest is payable monthly at either: 1)
    the prime rate (which was 8.75% on October 1, 1995); or
    2) LIBOR plus a premium that ranges from 1.5% to 1.9%,
    depending on the Company's leverage ratio. On October
    1, 1995, the LIBOR was 5.875%.                                           11,400                    7,900

 Commitment for minimum royalties due under
    product line acquisition agreement (see note B);
    payable over five years, expiring in fiscal year 1999                     2,657                    2,219

 Industrial revenue bond payable monthly at $4,167
    plus interest at 85.5% of prime, (prime at October 1,
    1995 was 8.75%) due in 2001, collateralized by land                         353                      304

 Liability under consulting and non-compete
    agreements with and stock option appreciation
    guarantees to a former employee                                             460                       59
                                                                         ----------             ------------

 Less current portion                                                        14,870                   22,482
                                                                             (3,195)                  (5,483)
                                                                        ------------             ------------
                                                                       $   (11,675)             $    (16,999)
                                                                        ============             ============


Long-term debt is due as follows:

   Year ending
   -----------


             September 29, 1996                                                               $         5,483
             September 28, 1997                                                                         3,776
             September 27, 1998                                                                        12,650
             October 3, 1999                                                                              469
             October 1, 2000                                                                               50
             Thereafter                                                                                    54
                                                                                                -------------
                                                                                               $       22,482
                                                                                                =============

                             MICRODYNE CORPORATION

    October 1, 1995 (unaudited), September 30, 1994, and September 30, 1993


NOTE I - INCOME TAXES

The Company provides for income taxes using the liability method. Deferred income taxes are classified as current or noncurrent, based on the classification of the related assets and liabilities giving rise to the temporary difference.

Following are the components of the deferred taxes recognized on the accompanying balance sheet:

                                                                   As of             As of
                                                               September 30,       October 1,
                                                                   1994              1995
                                                              ---------------  -----------------

 Current                                                      $        1,336    $           799
    Inventory                                                            349                435
    Accounts receivable
    Financial statement income not taxable
     until following year                                                 13                  9
                                                               -------------    ---------------

                                                              $        1,698    $         1,243
                                                               -------------     --------------
 Non-current
    Capitalized software costs                                          (185)             (263)
    Intangibles amortization                                              --                 154
    State income taxes                                                   127                 92
    Depreciation                                                        (302)             (266)
    Capital loss carryforward                                              -                 78
    Other                                                                   -              (95)
                                                               --------------    --------------

                                                                        (360)              (300)
                                                               --------------    ---------------
    Net deferred income tax assets                            $        1,338    $           943
                                                               -------------     --------------

                             MICRODYNE CORPORATION

     September 30, 1993, September 30, 1994 and October 1, 1995 (unaudited)


NOTE I - INCOME TAXES - Continued

A valuation allowance against deferred tax assets has not been established as management believes that any net deductible temporary differences will be utilized with the generation of future earnings.

Following is a reconciliation of the statutory federal income tax rate to the effective rates reflected in the statement of earnings:



                                                           1993                         1994                         1995
                                                 ------------------------     ------------------------     ------------------------
                                                                 Percent                      Percent                     Percent
                                                                   of                            of                          of
                                                                 Pretax                        Pretax                      Pretax
                                                  Amount        Earnings        Amount        Earnings      Amount          Loss
                                                  ------        --------        ------        --------      ------          ----
 Federal tax (benefit) at
    statutory rate                           $     (165)        (34.0%)    $      2,482        34.0%    $     6,936          34.0%
 State income taxes, net
    of federal benefit                                 9             1.7            572         7.9             931            4.6
 Benefit from foreign sales
    corporation                                         -              -              -           -           (380)          (1.9)
 Benefits from research
    and development credits                        (106)          (21.8)            (90)       (1.2)              -              -
 Other items, net                                     10             2.1           (263)       (3.7)            319            1.6
                                             -----------             ---   -------------       -----    -----------       --------

 Income tax expense
    (benefit)                                $     (252)         (52.0)%   $      2,701        37.0%    $     7,806          38.3%
                                              ==========         =======    ===========        =====    ===========      =========



NOTE J - COMMITMENTS AND CONTINGENCIES

                     1.     Operating Lease Commitments

                     The Company is committed under noncancelable operating leases which expire over the next five years and include purchase and renewal options, primarily for office space. Rent expense under such leases was $1,698,000, $1,244,000 and $1,006,000 for the years ended September 30, 1993, September 30, 1994 and October 1, 1995, respectively.

                             MICRODYNE CORPORATION

     September 30, 1993, September 30, 1994 and October 1, 1995 (unaudited)

NOTE J - COMMITMENTS AND CONTINGENCIES - Continued

                     Future minimum lease payments under such operating leases as of October 1, 1995 (in thousands) are as follows:

   Year ending
   -----------
          September 29, 1996                                      $             1,085
          September 28, 1997                                                      667
          September 22, 1998                                                      515
          October 3, 1999                                                         321
          October 1, 2000                                                           8
                                                                      ---------------

                                                                  $             2,596
                                                                        =============

                     2.  Litigation

                     In the first quarter of fiscal 1995, the Company settled (and reflected as an $875,000 charge against Other Expense) a shareholder class action lawsuit.

                     This lawsuit had been filed in the federal district court for the Eastern District of Virginia in October 1992 against the Company and certain executive officers of the Company. The suit was dismissed by directed verdict with prejudice in May 1993. In June 1994, the United States Court of Appeals affirmed dismissal of certain securities law claims against the Company, but determined that the balance of the claims raised fact issues which were to have been determined by a jury in a new trial in late 1994.

                     In fiscal 1995, the Company had a judgment against it relating to another litigation incident to the operation of its business. The estimated liability associated with this judgment was recorded as a $185,000 charge against Other Expense in the fourth quarter of fiscal 1995.

                     3.  Employment and Noncompete Agreements

                     The Company is committed under long-term employment and noncompete agreements with an officer. Approximate future minimum payments required under the agreements are $475,000 and expire in fiscal 1999.

NOTE K - STOCK OPTION, STOCK PURCHASE, AND EMPLOYEE BENEFIT PLANS

                     1.  Stock Option Plans

                     Under the terms of the Company's stock option plans, options to purchase shares of the Company's common stock have been granted at exercise prices equal to the market price of the stock at the date of grants. One individual stock option was granted in June 1993. Vesting periods vary but are typically over three years. Following is a summary of transactions:


                                                                   SHARES UNDER OPTION
                                                                   -------------------
                                                           1993          1994           1995
                                                           ----          ----           ----
 Outstanding, beginning of year                             991,675      1,043,300      1,343,050
 Granted during the year                                    158,000        382,250        299,250
 Canceled during the year                                    (2,000)       (35,000)       (16,467)
 Exercised during the year (at prices
    ranging from $2.72 to $6.875 per share)                (104,375)       (47,500)      (965,121)
                                                          ---------      ---------      ---------
 Outstanding, end of year                                 1,043,300      1,343,050        660,712
                                                          =========      =========      =========
 Eligible, end of year for exercise currently
    (at prices ranging from $2.72 to $6.875
    per share)                                              895,800        902,800        253,349
                                                            =======     ==========      =========

                             MICRODYNE CORPORATION

     September 30, 1993, September 30, 1994 and October 1, 1995 (unaudited)

NOTE K - STOCK OPTION, STOCK PURCHASE, AND EMPLOYEE BENEFIT PLANS - Continued

                     2.  Stock Purchase Plan

                     The Company has an Employee Stock Purchase Plan whereby eligible employees may authorize payroll deductions up to 15% of their regular base salary to purchase shares at 85% of fair market value at time of purchase. As of October 1, 1995, 36,325 shares had been purchased by employees.

                     3.  Employee Benefit Plan

                     The Company has a 401(k) plan in effect as of October 1, 1995. This plan covers all employees over the age of 18 who have completed six consecutive months of service. The Company's contributions to the plan are based on a certain percentage of each dollar contributed by the employee. The Company contributed approximately $40,000, $50,000 and $58,000 in each of the years ended September 30, September 30, 1994 and October 1, 1995, respectively.

NOTE L - RELATED PARTY TRANSACTIONS

                     The following summarizes transactions with related parties:

                       1. The Company periodically advances amounts to certain of its officers including the majority stockholder. Amounts outstanding as of October 1, 1995 are repayable in fiscal 1996. These advances bear interest at 8%.

                     Activity for the receivables from officers including the majority stockholder is as follows (in thousands):

                                         As of                      As of                     As of
                                     September 30,              September 30,               October 1,
                                          1993                       1994                       1995
                                 --------------------       --------------------       --------------------
 Beginning balance              $                  61    $                  131    $                     28
 Additions                                         99                        60                         224
 Amounts collected                                (29)                     (163)                        (59)
                                   -------------------       -------------------      ----------------------

 Ending balance                 $                 131    $                   28    $                    193
                                 ====================     =====================     =======================

                       2. In September 1995, the Company appointed a partner of a law firm as one of the Company's outside directors. The Company incurred $271,000 in expense associated with the services of this law firm in fiscal 1995.

NOTE M - INDUSTRY SEGMENTS AND EXPORT REVENUE

                     The Company operates in one business segment, data communications. Within data communications, the Company's dominant activity is the manufacture, sale and distribution of networking products to commercial customers. Export revenue accounted for approximately 35%, 29% and 25% of total sales in fiscal years 1993, 1994 and 1995, respectively.

                             MICRODYNE CORPORATION

     September 30, 1993, September 30, 1994 and October 1, 1995 (unaudited)


NOTE M - INDUSTRY SEGMENTS AND EXPORT REVENUE - Continued

Following is detail of export revenue by geographic region:


                                                            (Percentage of total export revenue)
                                                     1993                  1994                   1995
                                             -------------------   -------------------   --------------------
                                                                      (in thousands)
 Europe                                                    87%                  70%                     60%
 Pacific Rim                                               12%                  13%                     24%
 South America and other                                    1%                  17%                     16%

NOTE N - SUPPLEMENTAL CASH FLOW AND INCOME STATEMENT INFORMATION

                     The Company paid the following amounts for interest and income taxes as follows:

                                             Year Ended          Year Ended           Year Ended
                                           September 30,        September 30,         October 1,
                                                1993                1994                 1995
                                          ----------------    ---------------       ---------------
                                                               (in thousands)
 Interest                                $              524  $              513   $            1,524
                                                ===========       =============         ============
 Income taxes                            $                9  $              256   $            4,235
                                                ===========       =============         ============


                     During fiscal years 1993 and 1995, the Company realized tax benefits of $127,000 and $4,311,000, respectively, from the exercise of stock options resulting in a reduction (increase) in income taxes payable (receivable) and an increase in additional paid-in capital.


NOTE O - RESTRUCTURING CHARGES

                     In the fourth quarter of the fiscal year ended September 30, 1993, management re-evaluated the performance of certain lines of business against corporate objectives and strategies. The purpose of this review was to identify those businesses and products which met the Company revenue, profitability, and market position goals.

                     As a result of this re-evaluation, the Company recognized approximately $3,462,000 in restructuring charges in the fourth quarter of fiscal 1993, representing adjustments to certain networking products and contract maintenance inventories, expenses associated with the restructuring of those operations, and cost associated with a planned fiscal 1994 facilities consolidation. The after- tax effect of these charges was to reduce net income for the year ended September 30, 1993 by approximately $2,137,000.

                             MICRODYNE CORPORATION

     September 30, 1993, September 30, 1994 and October 1, 1995 (unaudited)

NOTE P - QUARTERLY RESULTS OF OPERATIONS (unaudited)

The following table sets forth certain unaudited quarterly financial information for each of the Company's last eight quarters.

                                                                         QUARTERS ENDED
                            -------------------------------------------------------------------------------------------------------
                               DEC. 31,      MAR. 31.      JUNE 30,     SEPT. 30,      DEC. 31,     MAR. 31     JUNE 30,   OCT. 1,
                                 1993          1994          1994         1994           1994         1995        1995       1995
                            -------------  ------------  ------------ ------------- ------------- -----------  ---------- ----------
                                                             (In thousands, except per share data)
Revenue . . . . . . . . .       $  21,835     $  23,568     $ 24,261       $ 31,630      $ 31,819     $40,577    $47,663    $50,019
Cost of goods sold  . . .          15,601        17,448       17,792         22,417        22,029      27,922     32,827     34,530
                                   ------        ------       ------         ------        ------      ------     ------     ------
Gross profit  . . . . . .           6,234         6,120        6,469          9,213         9,790      12,655     14,836     15,489
Operating expenses:
   Selling, general and
     administrative . . .           3,854         3,719        3,950          5,127         4,735       5,819      6,687      7,128
   Research and
     development  . . . .             952           796          717          1,121         1,162       1,344      1,426      1,265
                                   ------     ---------     --------       --------      --------     -------    -------    -------
      Total operating
         expenses . . . .           4,806         4,515        4,667          6,248         5,897       7,163      8,113      8,393
                                  -------      --------     --------       --------      --------    --------   --------    -------
Earnings (loss) from
   operations   . . . . .           1,428         1,605        1,802          2,965         3,893       5,492      6,723      7,096
Other income (expense)  .            (27)         (118)        (158)          (198)       (1,055)       (555)      (537)      (657)
                                  -------    ----------    ---------      ---------   -----------    --------   --------    -------
Earnings before income
  taxes . . . . . . . . .           1,401         1,487        1,644          2,767         2,838       4,937      6,186      6,439
Provision (benefit) for
  income taxes  . . . . .             546           580          641            933         1,107       1,925      2,413      2,361
                                   ------     ---------     --------       --------      --------     -------    -------    -------
Net earnings (loss) . . .         $   855     $     907      $ 1,003       $  1,834      $  1,731     $ 3,012    $ 3,773   $  4,078
                                  =======     =========      =======       ========      ========     =======    =======   ========
Net earnings (loss) per
  share . . . . . . . . .         $  0.06     $    0.07      $  0.08      $    0.15     $    0.14    $   0.24  $    0.29  $    0.31
                                  =======     =========      =======      =========     =========    ========  =========  =========
Shares used in computing
  net earnings (loss)
  per share . . . . . . .          14,413        13,497       12,231         12,210        12,431      12,669     13,149     13,250
                                   ======     =========     ========       ========      ========     =======    =======    =======

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN
 AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY                                       3,500,000 SHARES
 INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED
 IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH
 INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS                                     [MICRODYNE LOGO]
 HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING
 STOCKHOLDERS, OR ANY OF THE UNDERWRITERS.  THIS
 PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A                                           Common Stock
 SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES
 OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN
 WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR
 SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY
 OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER
 ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS
 BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE
 DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS
 CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                 -------------------------                                                ---------------------------
                                                                                                  PROSPECTUS
                     TABLE OF CONTENTS
                                                                                          ---------------------------
                                                       Page
                                                       ----

 Prospectus Summary  . . . . . . . . . . . . . . . .
 Risk Factors  . . . . . . . . . . . . . . . . . . .
 Use of Proceeds . . . . . . . . . . . . . . . . . .                                        OPPENHEIMER & CO., INC.
 Dividend Policy . . . . . . . . . . . . . . . . . .
 Price Range of Common Stock . . . . . . . . . . . .
 Capitalization  . . . . . . . . . . . . . . . . . .                                        SCHRODER WERTHEIM & CO.
 Selected Consolidated Combined
   Financing Data  . . . . . . . . . . . . . . . . .
 Management Discussion and Analysis of                                                          TUCKER ANTHONY
   Financial Condition and Results of                                                            INCORPORATED
   Operations  . . . . . . . . . . . . . . . . . . .
 Business  . . . . . . . . . . . . . . . . . . . . .
 Management  . . . . . . . . . . . . . . . . . . . .
 Principal and Selling Stockholders  . . . . . . . .
 Description of Capital Stock  . . . . . . . . . . .
 Underwriting  . . . . . . . . . . . . . . . . . . .
 Legal Matters . . . . . . . . . . . . . . . . . . .
 Experts . . . . . . . . . . . . . . . . . . . . . .
 Additional Information  . . . . . . . . . . . . . .
 Incorporation by Reference  . . . . . . . . . . . .
 Consolidated Financial Statements . . . . . . . . .





                                                                                                   , 1995

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                     The following table sets forth the estimated expenses in connection with the issuance and distribution of the shares of Common
Stock registered hereby, all of which will be borne by the Company.


            SEC Registration fee                                              $    34,004.31
            NASD Filing Fee                                                        10,361.25
            Blue Sky Fees and Expenses                                             15,000.00
            Legal fees and expenses                                                50,000.00
            Accounting fees and expenses                                           25,000.00
            Printing                                                               60,000.00
            Miscellaneous                                                         105,634.44
                                                                             ---------------
               Total
                                                                              $   300,000.00
                                                                             ===============


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

                     Section 2-418 of the Maryland General Corporation Law empowers a corporation to indemnify its directors and officers or former directors or officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. Such law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under a corporation's certificate of incorporation, bylaws, any agreement or otherwise.

                     The Company's Articles of Amendment and Restatement limits the liability of directors and officers to the fullest extent permissible by Maryland law, as amended from time to time. The Company's Bylaws provide that the Company shall indemnify its officers, directors and employees against liabilities and expenses resulting from their service as such.



ITEM 16.  EXHIBITS

   Exhibit                Description of Exhibit
   -------                ----------------------
   1                              Form of Underwriting Agreement. (To be filed by amendment)

   2                              Merger Agreement between Federal Technology Corporation and Registrant, dated March 7, 1991
                                  (Incorporated by reference to Exhibit 2.1 to the Registrant's 1991 Form S-4 Registration
                                  Statement).

   5.1                            Opinion of McGuire, Woods, Battle & Boothe L.L.P. (To be filed by amendment).

   23.1                           Consent of McGuire, Woods, Battle & Boothe L.L.P. (included in Exhibit 5.1 above).

   23.2                           Consent of Grant Thornton LLP.

   23.3                           Consent of KPMG Peat Marwick L.L.P. (To be filed by amendment).

   23.4                           Consent of Price Waterhouse LLP. (To be filed by amendment).

   24                             Power of attorney (See page II-3 herein).

   27                             Financial Data Schedule.




ITEM 17.  UNDERTAKINGS

                     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement, shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                     The undersigned registrant hereby undertakes that:

                     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

                     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alexandria, Commonwealth of Virginia, on this 27th day of October 1995.

                             MICRODYNE CORPORATION

                       By:/s/ Philip T. Cunningham
                          ----------------------------
                              Philip T. Cunningham
                                 President and
                            Chief Executive Officer

                               POWER OF ATTORNEY

                     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Philip T. Cunningham and Christopher M. Maginniss, or any one or more of them, his attorneys-in-fact and agents, each with full power of substitution and resubstitution for him in any and all capacities, to sign any and all amendments or post-effective amendments to this Registration Statement and to file the same with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each of such attorneys-in-fact and agents or his substitute or substitutes may do or cause to be done by virtue hereof.

                     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                          Title                                     Date
        ---------                          -----                                     ----
/s/ Philip T. Cunningham                   President, Chief Executive                October 27, 1995
----------------------------               Officer and Director
Philip T. Cunningham                       (Principal Executive Officer)

/s/ Christopher M. Maginniss               Executive Vice President,                 October 27, 1995
-----------------------------              Treasurer and Director
Christopher M. Maginniss                   (Principal Financial Officer)

/s/ William Marshall Ellison, II           Assistant Treasurer and Controller        October 27, 1995
--------------------------------           (Principal Accounting Officer)
William Marshall Ellison, II


/s/ Curtis M. Coward                       Director                                  October 27, 1995
--------------------------------
Curtis M. Coward


/s/ Gregory W. Fazakerley                  Director                                  October 27, 1995
--------------------------------
Gregory W. Fazakerley


/s/ H. Brian Thompson                      Director                                  October 26, 1995
--------------------------------
H. Brian Thompson





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